Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), dated March 25, 2010, should be read in conjunction with the Company’s annual consolidated financial statements for December 31, 2009 and related notes thereto which appear elsewhere in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are expressed in US dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York and Botswana stock exchanges.

IAMGOLD CORPORATION - MD&A - 2009

Forward-Looking Statements

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the global price of gold, niobium, copper, silver or certain other commodities (such as fuel and electricity); changes in US dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Known and unknown risks inherent in all projects include: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future for the relevant minerals.

Development projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing, or at all.

These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.

IAMGOLD CORPORATION - MD&A - 2009

Executive Summary

IAMGOLD Corporation (“IAMGOLD”, “IMG”, or the “Company”) is committed to its vision of building a premier gold company through a disciplined growth strategy focused on exploration and acquisition. The Company delivered solid results in 2009 highlighted by record net earnings, strong production and cost control performance, and by significantly increasing gold reserves.

In 2009, IAMGOLD focused on optimizing its operations through innovative production and cost containment initiatives that resulted in a total gold production of 939,000 ounces, exceeding the original guidance by 7%, and cash cost per ounce of $461, bettering the initial estimates of between $470 and $480 per ounce. In addition to the 2,809,000 ounces of gold added to proven and probable reserves (through the acquisition of the Essakane Project in February), the Company’s exploration activities increased reserves a further 2,100,000 ounces, representing a 17% increase in 2009.

The Company maintains a solid balance sheet with sufficient liquidity to fund its existing pipeline of projects and seeks advantageous investment opportunities that fit within IAMGOLD’s growth strategy. Acquisition opportunities are focused on achieving superior economic returns with a particular emphasis on decreasing the Company’s long-term cost structure. Other key acquisition criteria include an addition of an advanced exploration project or operation with a minimum of 150,000 ounces of gold per annum; a demonstrated exploration upside; and a regional and geographic profile that complements the Company’s existing portfolio. On March 25, 2010, the Company increased its $140 million secured revolving credit facility to a $350 million unsecured revolving credit facility. In addition, the Company will enter into a $50.0 million facility for the issuance of letters of credit. IAMGOLD continues to assess the requirement and timing of a further equity offering through the prospectus filed in July 2009.

The Company’s operating mines delivered superior results with record gold production at the Rosebel Gold Mine, the Company’s flagship operation, and an extended mine life at the Doyon Division. The Doyon Mine operated seven months past the anticipated end of life and was ultimately closed in December 2009. The Mouska Mine will continue to operate at reduced levels through 2012. At the Mupane Mine, ball mill issues (from the second half of the year) impacted production. The major issues are now resolved and plans are in place to achieve improved performance in 2010.

The Company completed all 2009 construction milestones at the Essakane Project, in Burkina Faso, and the Westwood Project in Quebec, with both projects on or ahead of schedule. The projected early start-up of the Essakane Project (scheduled to begin by August 2010) demonstrates the Company’s ability to acquire, integrate and develop operations safely, responsibly and profitably.

IAMGOLD has remained focused on continuously improving its safety performance. The Company’s commitment to achieving Zero Harm has resulted in IAMGOLD realizing better-than-industry safety averages in 2009, with a 31% decrease in days away injuries.

IAMGOLD remains focused on achieving outstanding performance through the delivery of solid operating results; securing aggressive organic growth opportunites; and developing a successful pipeline of projects while maintaining its financial strength. The Company’s ability to deliver on its 2009 objectives has resulted in a solid foundation for growth in 2010 and beyond.

IAMGOLD CORPORATION - MD&A - 2009

Overview

IAMGOLD is an established mining and exploration company. IAMGOLD’s interests include seven operating gold mines and a niobium producer (see table below), a diamond royalty, and exploration and development projects located throughout Africa and the Americas. The Company’s advanced exploration and development projects include the Essakane Project in Burkina Faso, the Westwood Project in Canada and the Quimsacocha Project in Ecuador.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and development projects (“E&D”).

Site	Operator	Reporting Segment	Geographic Location	IAMGOLD Share
				2009	2008	2007
Rosebel Mine	IAMGOLD	Gold	Suriname	95%	95%	95%
Doyon Division(a)	IAMGOLD	Gold	Canada	100%	100%	100%
Sleeping Giant Mine(b)	IAMGOLD	Gold	Canada	—	100%	100%
Mupane Mine	IAMGOLD	Gold	Botswana	100%	100%	100%
Essakane Project(c)	IAMGOLD	E&D	Burkina Faso	90%	—	—
Niobec Mine	IAMGOLD	Non-gold	Canada	100%	100%	100%
Quimsacocha Project	IAMGOLD	E&D	Ecuador	100%	100%	100%
Joint Ventures:
Sadiola Mine(d)	AngloGold Ashanti	Gold	Mali	41%	38%	38%
Yatela Mine	AngloGold Ashanti	Gold	Mali	40%	40%	40%
Working Interests:
Tarkwa Mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%	18.9%
Damang Mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%	18.9%

(a)

The Doyon Division includes the Doyon Mine, the Mouska Mine and the Westwood Project. The Doyon Mine operation ended in December 2009. Refer to the Doyon Division analysis in the results of operations section. The Westwood Project is planned for commercial production in early 2013.

(b)	The Company mined and processed reserves at the Sleeping Giant Mine until the end of its reserve life. The property and all the related infrastructure assets were sold in October 2008.
(c)	The Essakane Project is under construction with commercial production scheduled to begin by August 2010.
(d)

On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%. Refer to the Sadiola Mine analysis in the results of operations section.

IAMGOLD CORPORATION - MD&A - 2009

2009 Highlights

Solid Financial Position

•

Record full year adjusted net earnings[1] increased 97% to $212.2 million ($0.60 per share), including a net positive impact of $39.3 million ($0.11 per share), primarily the result of foreign exchange gains ($0.07 per share), and a gain on sale of gold bullion ($0.09 per share), partially offset by changes in asset retirement obligations for closed properties ($0.04 per share) and impairment of the carrying value of certain marketable securities ($0.01 per share).

•	Net earnings for 2009 were $114.1 million ($0.32 per share) including non-cash impairment charges of $98.1 million primarily for the Camp Caiman Project.

•	Strong operating cash flow of $257.0 million ($0.73 per share2).

•

Continued strong financial position with $422.7 million in available funds. Cash, cash equivalents and gold bullion (at market) of $300.1 million and $122.6 million of available credit at December 31, 2009.

•	Ninth straight annual dividend; $0.06 per share in 2009 totaling $22.1 million paid in January 2010.

Strong Production and Cost Control Performance; Record Reserves

•	Gold production of 939,000 ounces, 7% higher than original guidance, and average cash cost[1] of $461 per ounce.

•	Record production at the Rosebel Mine of 392,000 attributable ounces, 24% higher than 2008 production, at a cash cost[1] of $396 per ounce.

•	Gold reserves at record levels; increased by 17%, or 2.1 million ounces, to 14.5 million ounces.

•	Strong niobium sales of 4.3 million kilograms and operating margin[1] of $20 per kilogram.

•	Niobium reserves increased by 32%, or 43.5 million kilograms, to 181.3 million kilograms of contained niobium pentoxide (Nb2O5).

Development Projects on Schedule to Deliver

•	Acquired, integrated and accelerated the Essakane Project in Burkina Faso with commercial production scheduled to begin by August 2010.

•	The Westwood Project in Quebec is on schedule; planned commercial production to begin in early 2013.

•	Feasibility study of the Sadiola deep sulphide project approved and a construction decision due in the fourth quarter of 2010.

Zero Harm Continues

•	Commitment to Zero Harm resulted in a 31% reduction in days away injuries.

Market Capitalization Growth

•

In September 2009, the Company announced that Standard and Poor’s (“S&P”) has added IAMGOLD to the S&P/TSX 60 Index. The S&P/TSX 60 Index represents Canada’s 60 largest and most heavily traded corporations.

2010 Outlook

•	2010 gold production guidance to be between 940,000 and 1,000,000 ounces at an average cash cost[1] of $490 to $510 per ounce.

[1]

Adjusted net earnings, Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec Mine are non-GAAP measures. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - MD&A - 2009

Solid Financial Results

In 2009, full year revenues of $914.3 million increased $44.7 million from the previous year. A higher average gold price more than compensated for the lower ounces sold due to the closure of the Sleeping Giant Mine in late 2008.

In 2009, adjusted net earnings1 nearly doubled to $212.2 million ($0.60 per share) as compared to $107.5 million ($0.36 per share) in 2008. The results included a net of tax positive impact of $39.3 million ($0.11 per share) mainly the result of foreign exchange gains ($0.07 per share) and a gain on sale of gold bullion ($0.09 per share), partially offset by changes in asset retirement obligations for closed properties ($0.04 per share) and impairment of the carrying value of certain marketable securities ($0.01 per share).

Net earnings for 2009 were $114.1 million ($0.32 per share) including non-cash impairment charges of $98.1 million mainly related to the Camp Caiman Project in French Guiana. In 2008, the net loss was $9.9 million ($0.03 per share) including impairment charges of $117.4 million (net of tax).

Annual operating cash flow from 2009 activities was $257.0 million ($0.73 per share2), similar to $258.2 million ($0.87 per share2) in 2008. Higher revenues and improvements in cash mining costs were offset by increased spending on exploration and corporate initiatives, and increased investment in working capital.

Financial Position Remains Strong

The Company’s cash, cash equivalents and gold bullion (at market value) position remains strong with $300.1 million available at December 31, 2009. In addition, the availability under the credit facility, net of asset retirement guarantees, at December 31, 2009 was $122.6 million, for a total of $422.7 million of available funds. The credit facility availability increased during the year as the Company repaid $50.0 million of previously drawn funds. On March 25, 2010, the Company increased its $140 million secured revolving credit facility to a $350 million unsecured revolving credit facility. In addition, the Company will enter into a $50.0 million facility for the issuance of letters of credit.

Capital expenditures in 2009 were $452.6 million as the Company aggressively advanced construction of the Essakane and Westwood development Projects and invested in production expansion at the Rosebel Mine through mining fleet improvements.

With strong cash, cash equivalents and gold bullion positions, the available credit facility and expected operational cash flows, the Company has the financial capacity to fund the continuing 2010 requirements of exploration and development projects. In March 2010, the Company issued 1,575,000 flow-through shares at C$20 per share with gross proceeds of C$31.5 million to fund prescribed resource expenditures on the Westwood Project. In 2010, the Company plans capital expenditures of $373 million and exploration expenses of $38 million.

On July 29, 2009, the Company filed a base shelf prospectus with the securities regulators in each province and territory of Canada (except for Quebec) and a corresponding registration statement with the SEC in the United States. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million until August 29, 2011. This base shelf prospectus will help expedite access to additional financial capacity in support of strengthening the Company’s liquidity and capital resources for the future including acquisition opportunities.

[1]	Adjusted net earnings are a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.
[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - MD&A - 2009

Strong Production and Cost Control Performance; Record Reserves

Gold production for 2009 was 939,000 attributable ounces at an average cash cost1 of $461 per ounce. This production level was in line with the revised October 2009 guidance and 7% higher than original guidance for the year primarily due to the impact of productivity improvements at the Rosebel Mine. IAMGOLD’s attributable gold production in 2009 decreased by 58,000 ounces or 6% compared to 2008.

Excluding the Sleeping Giant Mine, production increased by 11,000 ounces during 2009. This relative increase is mainly a result of record gold production at the Rosebel Mine from higher throughput realized from the mill expansion, higher production at the Yatela Mine from higher gold grades, and higher production at the Tarkwa Mine from the commissioning of a new CIL plant, partially offset by lower production at the Mupane and Sadiola Mines.

The consolidated average cash cost1 increased by $2 per ounce in 2009 to $461 per ounce compared to $459 per ounce in 2008. The Company’s focus on productivity gains, acquisition of royalty interests related to its operations and positive fluctuations in foreign currency exchange rates largely mitigated rising energy costs, lower gold production, lower grade and higher royalties due to the impact of a higher realized gold price. Cash cost per ounce of gold produced in 2009 was in line with the latest guidance of $460 to $470 per ounce and lower than the original guidance of $470 to $480 per ounce.

Proven and probable mineral reserves of gold after depletion increased 17%, or 2.1 million ounces, to 14.5 million ounces as at December 31, 2009. The main contributors to the changes were an updated geological model for the Essakane Project yielding an additional 1.1 million ounces of mineral reserves (a 38% increase) and a higher gold price; an addition of over 1.3 million ounces from the Rosebel Mine (a 37% increase); an addition of 0.9 million attributable ounces at the Sadiola Mine representing seven years of mine life; and a decrease of reserves of 1.1 million ounces related to the Camp Caiman Project.

Total proven and probable mineral reserves of niobium increased 32% to 181.3 million kilograms of contained niobium pentoxide (Nb2O5). This increase was a result of infill drilling that allowed for the conversion of inferred to indicated mineral resources. The increase follows significant gains in 2008 from the approval of the paste backfill project which enabled higher extraction ratios on the lower levels.

[1]	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&A - 2009

Development Projects on Schedule to Deliver

In 2009, the Company invested $345.7 million in capitalized and expensed expenditures incurred on development projects including Essakane in Burkina Faso, Westwood in Northern Quebec and Quimsacocha in Ecuador. The development projects are summarized below. Refer to the Development section on page 33 for more information.

Burkina Faso – Essakane Project – Accelerated Early Production

In September 2009, the Company announced its plan to accelerate production at its Essakane development Project by increasing the processing rate and optimizing the mine plan, allowing for earlier access to higher grade ore. Gold production is estimated to be between 480,000 and 490,000 ounces from August 2010 (scheduled commercial production) to the end of 2011 with an average cash cost expected in the $400 to $410 per ounce range. Life-of-mine production estimates remain at 315,000 ounces per year. Construction progress remains ahead of the original schedule with total planned capital expenditures of $443.0 million. Project expenditures since the February 2009 acquisition date were $245.5 million with a project to date total of $348.0 million. In 2010, 50,000 metres of delineation and resource expansion drilling is planned.

Canada – Westwood Project – On Schedule for Early 2013

On December 21, 2009, IAMGOLD announced continued positive results from an updated preliminary assessment study (the “study”) on its 100% owned Westwood development Project located two kilometres from the Company’s Doyon gold mine in the Abitibi region of Northern Quebec. The results of the study provide further confidence to move forward on the Westwood Project.

Construction progress at Westwood is on schedule with commercial production planned for early 2013. Project expenditures in 2009 totaled $81.4 million with significant progress regarding site preparation and construction of infrastructure.

During 2009, the exploration ramp was extended by more than 2,200 metres, which will provide better drilling access to the upper part of the deposit (above the 84-0 level exploration drift). The Bousquet fault was successfully crossed by an exploration drift on the 84-0 level significantly improving drilling access to the resources to the east of the fault. In 2010, over 70,000 metres of exploration, valuation and definition drilling is planned.

Ecuador – Quimsacocha Project – Ready to Resume Development

In November 2009, detailed Mining and Environmental Regulations relating to the Ecuadorian Mining Law passed in February 2009 were completed and approved by President Correa. The final step to allow the resumption of work at the Company’s Quimsacocha Project is the review and confirmation of water permits for the project area and the issuance of an authorization to resume mining activity. During 2009, the Company continued the advancement of engineering for the concentrator. The Company intends to resume drilling and other feasibility work once the necessary authorization is received. To confirm the financial viability of this project, a $14 million feasibility study and environmental impact assessment will be required and is expected within 15 months of receiving the authorization to resume mining activity.

IAMGOLD CORPORATION - MD&A - 2009

Exploration – Aggressive Organic Growth

The Company’s exploration focus areas are West Africa, Quebec, the Guiana Shield, and the Andes and Brazil regions of South America. Additionally, the Company continues to search aggressively for advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2009, the Company invested $63.8 million on exploration projects, a significant increase from $50.2 million in 2008. The 2009 expenditures were:

•

Near-mine brownfield exploration and resource development expenditures of $32.9 million. This included an 85,843-metre, $12.0 million resource expansion and delineation drilling program at the Rosebel Mine that directly led to a significant reserve expansion of 1.3 million ounces in 2009.

•

Greenfield exploration of $30.9 million conducted at 13 early-stage projects in 10 countries in South America and Africa as part of the Company’s long-term commitment to reserves replenishment and growth.

Refer to the Exploration section on page 37, for more information.

Acquisitions and Agreements

IAMGOLD was active in 2009, building its project pipeline through acquisitions and greenfield exploration. The Company acquired the Essakane Project from Orezone Resources Inc. and invested in additional targeted opportunities through agreements as noted below.

Orezone Resources Inc. (“Orezone”)

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone for a total consideration of $238.1 million. The principal asset of Orezone was a 90% interest in the Essakane gold Project in Burkina Faso, including exploration permits around the mine concession. Construction is ahead of the original schedule with commercial production expected to begin by August 2010.

Oromin Explorations Ltd. (“Oromin”)

In June 2009, the Company acquired 16,088,636 common shares for $10.3 million, representing 17% of issued and outstanding shares of Oromin. Oromin is the owner of a joint venture interest in a large property in Senegal at the exploration and preliminary feasibility stage. Currently the Oromin share holding represents approximately 15.7% of the outstanding shares of Oromin.

Additional 3% Interest in Sadiola

On December 29, 2009, the Company purchased an additional 3% interest in Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”) for $5.6 million, increasing the Sadiola joint venture ownership interest to 41%. The Republic of Mali has until March 31, 2010 to elect to take up its proportionate entitlement of 0.574% interest in SEMOS from the Company.

IAMGOLD CORPORATION - MD&A - 2009

Avnel – Kalana Joint Venture

In August 2009, the Company entered into an option agreement to acquire up to an initial 51% interest in Avnel Gold Limited (“Avnel”) and its 80% interest in a small operating gold mining company in southwest Mali. The 51% interest in Avnel will require spending $11.0 million on exploration activities over a three-year period, and delivering a National Instrument (NI 43-101) resource determination of at least 2 million ounces of gold. IAMGOLD can increase its interest to 70% by sole funding a feasibility study (or 65% if funded jointly), and by payment of a feasibility study fee determined upon the amount of reserves and resources outlined. The Company believes there is the potential for a large bulk tonnage operation in the immediate mine area, and significant upside in the large land package. IAMGOLD incurred $1.8 million in 2009 as part of a $2.5 million mandatory expenditure in the first year of the agreement.

Merrex – Siribaya Joint Venture

Under the definitive option agreement signed in 2008, the Company is proceeding with funding the second year’s exploration program at the Siribaya joint venture Project in Mali with Merrex Gold Inc. (“Merrex”). In November 2009, the Company exercised warrants and acquired additional shares for $1.8 million. The additional shares resulted in IAMGOLD holding a fully diluted interest of 8.9% in Merrex. The 2009 diamond drilling program was completed in the third quarter of 2009 and the Company met its first year’s work commitment of C$3.0 million in exploration expenditures.

La Arena Project

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena Project in Peru. The Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto Mining Limited (“Rio Alto”) for a total value of $1.4 million. Rio Alto has the option to purchase all of the outstanding shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47.6 million. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30.0 million in expenditures on the La Arena Project. In 2009, Rio Alto was appointed the manager of La Arena S.A. and the La Arena Project and spent $3.7 million on the project under the earn-in agreement.

Commitment to Zero Harm Continues

The Company’s objective to maintain the highest standards in health and safety continues, with a 31% reduction in days away injuries in 2009, as compared to 2008. The Company’s continued commitment to Zero Harm has provided a 64% decrease in days away injuries since 2006. Publication of the second Health, Safety & Sustainability Report, which is guided by the Global Reporting Initiative, will be available on IAMGOLD’s website in the second quarter of 2010.

IAMGOLD CORPORATION - MD&A - 2009

Reserves and Resources

	2009	% Change		2008		% Change	2007
Gold (000 attributable oz contained – IMG share)
Total proven and probable mineral reserves	14,508	17%		12,408	(a)	56%	7,975
Total measured and indicated mineral resources	19,851	(25%	)	26,414	(a)	17%	22,669
Total inferred resources	8,890	16%		7,692	(a)	9%	7,087

Niobium (000 tonnes Nb2O5 contained)
Proven and probable reserves	181.3	32%		137.8		36%	101.6
Measured and indicated resources	181.3	32%		137.8		18%	117.1
Inferred resources	219.1	32%		165.5		72%	96.5

(a)	Includes proven and probable reserves (2,809,000 ounces), indicated resources (3,594,000 ounces), and inferred resources (774,000 ounces) of the Essakane Project acquired on February 25, 2009.

Record Reserves – Increase by 17%

Proven and probable mineral reserves of gold after depletion increased 17%, or 2.1 million ounces, to 14.5 million ounces as at December 31, 2009. For assumptions used, refer to the section on Critical accounting estimates on page 52. For more information, also refer to the Company’s website, www.iamgold.com.

The main contributors to the changes were:

•	An updated geological model for Essakane yielding an additional attributable 1.1 million ounces of mineral reserves (a 38% increase) and a higher gold price.

•	An addition of over 1.3 million attributable ounces from Rosebel (a 37% increase).

•	An addition of 0.9 million attributable ounces at Sadiola representing seven years of mine life.

•	A decrease of reserves of 1.1 million ounces related to the Camp Caiman Project (refer to the Development projects section on page 33).

Total proven and probable mineral reserves of niobium increased 32% to 181.3 million kilograms of contained niobium pentoxide (Nb2O5). This increase was a result of infill drilling that allowed for the conversion of inferred to indicated mineral resources. The increase follows significant gains in 2008 from the approval of the paste backfill project, which enabled higher extraction ratios on the lower levels.

IAMGOLD CORPORATION - MD&A - 2009

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Gold Production			Total Cash Cost[1]
	2009	2008	2007	2009	2008	2007
	000 oz	000 oz	000 oz	$/oz	$/oz	$/oz
IMG Operator
Rosebel (95%)	392	315	263	396	466	452
Doyon Division (100%)	109	118	131	524	548	528
Mupane (100%)	51	101	86	735	367	548
Joint Venture
Sadiola (38%) (a)	135	172	140	483	389	401
Yatela (40%)	89	66	120	339	514	217

	776	772	740	445	452	429

Working Interests
Tarkwa (18.9%)	125	119	124	513	521	395
Damang (18.9%)	38	37	34	619	676	533

	163	156	158	538	558	425

Total excluding closed mine	939	928	898	461	470	428
Closed mine (Sleeping Giant (100%))	—	69	67	—	303	358

Total	939	997	965	461	459	423

The following table details the royalty expense included in cash costs.

Cash Cost per Ounce of Gold[1]	2009	% Change		2008	% Change	2007
	$/oz			$/oz		$/oz
Cash cost excluding royalties	419	4%		403	7%	378
Royalties	42	(25%	)	56	24%	45

Cash cost	461	—		459	9%	423

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.

IAMGOLD’s attributable gold production in 2009 decreased by 58,000 ounces or 6% compared to 2008.

Excluding the Sleeping Giant Mine, production increased by 11,000 ounces during 2009. The relative increase is mainly a result of:

•	Record gold production at Rosebel from higher throughput realized from the mill expansion,

•	Higher production at Yatela from higher gold grades, and

•	Higher production at Tarkwa from the commissioning of a new CIL plant

Partially offset by:

•	Lower gold production at Mupane due to lower mill throughput and lower grades, and

•	Lower gold production at Sadiola due to lower gold grades.

This production level was in line with the latest guidance and 7% higher than original guidance for the year largely due to the impact of productivity improvements at the Rosebel Mine and mine life extensions at Doyon.

[1]	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&A - 2009

The consolidated average cash cost increased by $2 per ounce in 2009 to $461 per ounce compared to $459 per ounce in 2008. The Company’s focus on productivity gains, acquisition of royalty interests related to its operations and positive fluctuations in foreign currency exchange rates largely mitigated rising energy costs, lower gold production, lower grade and higher royalties due to the impact of a higher realized gold price. Cash cost per ounce of gold produced in 2009 was in line with the latest guidance of $460 to $470 per ounce and lower than the original guidance of $470 to $480 per ounce.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	2009	% Change		2008	% Change		2007
Operating Results – Niobium Mine
Niobium production (million kg Nb)	4.1	(7%	)	4.4	2%		4.3
Niobium sales (million kg Nb)	4.3	3%		4.2	(3%	)	4.3
Operating margin ($/kg Nb)(a)	$20	5%		$19	90%		$10

(a)	Operating margin per kilogram of niobium at the Niobec Mine is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Niobium production decreased in 2009, compared to 2008, because a higher level of silica content in the stopes impacted the grade and volume of the ore being milled during the first half of the year.

The operating margin per kilogram of niobium increased by $1 per kilogram during 2009 compared to 2008 primarily as a result of higher niobium prices, lower consumable costs and a stronger US dollar.

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED GOLD PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold Sales			Realized Gold Price
	2009	2008	2007	2009	2008	2007
	000 oz	000 oz	000 oz	$/oz	$/oz	$/oz
IMG operator and joint venture	781	769	739	957	849	692
Working interests	163	156	158	973	874	695

Total (excluding closed mine)(a)	944	925	897	960	853	692
Closed mine (Sleeping Giant)	—	72	65	—	874	702

	944	997	962	960	855	693

(a)	Attributable sales volume for 2009, 2008 and 2007 were 925,000 ounces, 981,000 ounces and 949,000 ounces, respectively, after taking into account 95% of Rosebel sales.

Gold sales volumes were lower in 2009 compared to 2008, due to the closure of the Sleeping Giant Mine at the end of 2008. Excluding the Sleeping Giant Mine, sales increased by 19,000 ounces during 2009. The relative increase is mainly a result of record gold production at Rosebel due to higher throughput realized from the expansion of the mill; higher production at Yatela, due to higher gold grades; and higher production at Tarkwa, due to the commissioning of a new CIL plant.

Realized gold prices increased substantially during 2009. The average gold price on the London Metal Exchange for 2009 increased 11% to $972 per ounce compared to $872 per ounce in 2008. In 2009, the Company sold its gold on the spot market (except for forward sales commitments of 43,888 ounces at Mupane, at a gold price of $407 per ounce).

IAMGOLD CORPORATION - MD&A - 2009

Operations Summary

One of IAMGOLD’s objectives is to improve and maximize its mining operations performance. The Company’s 2009 operations are summarized below. For more information, refer to page 25.

ROSEBEL MINE, SURINAME

Gold production at Rosebel increased by 24% in 2009 compared to 2008. Record gold production was achieved through higher productivity, operational efficiencies, an expanded mining fleet and increased mill throughput resulting from the completion of the mill expansion project. Cash costs1 have decreased by $70 per ounce in 2009 due to higher production, lower diesel fuel prices, the introduction of contractor ore haulage for more distant pits and the acquisition of a participation royalty.

DOYON DIVISION, CANADA

Gold production at the Doyon Division (Mouska and Doyon Mines) declined in 2009 compared to 2008. The decline in production reflects the expected reduction in tonnage mined as the Doyon Mine was closed in December 2009. In the fourth quarter of 2009, the Company approved a program to extend the life of the Mouska Mine into early 2012 at reduced rates. Cash costs per ounce1 were 4% lower in 2009 compared to 2008, due to higher gold grades, lower royalties (resulting from the acquisition of a participation royalty), and favourable movement in the Canadian dollar.

MUPANE MINE, BOTSWANA

Gold production at Mupane declined in 2009 compared to 2008 by 50% as a result of lower mill throughput from the non-availability of the ball mill for most of the second half of the year and lower grades, with issues now resolved. Cash costs per ounce1 in 2009 were sharply higher as a result of lower production and increased royalties on higher gold prices.

SADIOLA MINE, MALI

Attributable gold production in 2009 was down 22% compared to 2008, because of lower gold grades being mined from satellite pits following the completion of mining at the main Sadiola pit. Cash costs per ounce1 of gold were higher in 2009 compared to 2008, as a result of lower production, higher waste stripping and increased royalties from higher realized gold prices.

YATELA MINE, MALI

Attributable gold production for 2009 increased 35% compared to 2008 due to a higher gold grade from ore stacked in prior periods. Cash cost per ounce1 was lower in 2009 compared to 2008 primarily as a result of increased production. Improvements in mining costs were also realized following the engagement of a new mining contractor in late 2008.

TARKWA MINE, GHANA

Attributable gold production in 2009 increased by 5% compared to 2008. A 63% increase in production from the CIL plant was mainly a result of the plant expansion completed in 2009. The production in the heap leach plant was lower in 2009 due to lower gold grades and less ore crushed. Cash cost per ounce1 of gold decreased in 2009 by 2% compared to 2008 as a result of increased production and lower diesel fuel and power costs, partially offset by increased royalties from higher gold prices.

[1]	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&A - 2009

DAMANG MINE, GHANA

Attributable gold production in 2009 remained relatively unchanged from the previous year. Processing of slightly lower grade ore was offset by higher gold recoveries. Cash costs per ounce1 in 2009 were higher compared to the same period in 2008 as a result of lower production and increased royalties from higher gold prices. Cash cost per ounce decreased by $57 or 8% in 2009 as a result of lower diesel fuel and power costs and a slightly higher gold production.

NIOBEC NIOBIUM MINE, CANADA

Niobec continued to deliver strong operating results in 2009. Revenues for the full year increased as a result of higher realized niobium prices and increased sales volumes. The operating margin2 improved by $1 per kilogram of niobium in 2009 compared to 2008, owing to a favourable movement in the Canadian dollar and higher sales volumes.

[1]	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.
[2]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&A - 2009

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	As at December 31, 2009	% Change		As at December 31, 2008
Financial Position	$			$
Cash and cash equivalents, and gold bullion
• at market value	300.1	12%		269.1
• at cost	231.8	23%		188.2
Total assets	2,996.8	39%		2,151.7
Credit facility	—	(100%	)	50.0
Shareholders’ equity	2,416.7	46%		1,655.7

(in $ millions, except where noted)	2009	% Change		2008	% Change		2007
Results of Operations	$			$			$
Revenues	914.3	5%		869.6	28%		678.1
Mining costs	446.8	(1%	)	452.0	6%		426.1
Depreciation, depletion and amortization	153.8	(9%	)	169.6	44%		117.6

Earnings from mining operations	313.7	26%		248.0	85%		134.4
Earnings from working interests	36.0	48%		24.3	(4%	)	25.4

Total earnings from operations and working interests[1]	349.7	28%		272.3	70%		159.8

Net earnings (loss)	114.1	n/a		(9.9)	n/a		(42.1)
Impairment charges (net of related income taxes)	98.1	(16%	)	117.4	18%		99.6

Adjusted net earnings[2]	212.2	97%		107.5	87%		57.5

Basic and diluted net earnings (loss) per share ($/share)	0.32	n/a		(0.03)	n/a		(0.14)
Adjusted basic and diluted net earnings per share[2] ($/share)	0.60	67%		0.36	80%		0.20

Cash Flows
Operating cash flow	257.0	—		258.2	117%		119.1

Dividend declared per share ($/share)	0.06	—		0.06	—		0.06

Key Operating Statistics
Operating Results – Gold Mines
Attributable gold sales (000 oz – IMG share)	944	(5%	)	997	4%		962
Average realized gold price ($/oz)	960	12%		855	23%		693
Attributable gold produced (000 oz – IMG share)	939	(6%	)	997	3%		965
Cash cost ($/oz)[3]	461	—		459	9%		423

Operating Results – Niobium Mine
Niobium production (000 kg Nb)	4,106	(7%	)	4,396	2%		4,300
Niobium sales (000 kg Nb)	4,347	3%		4,201	(3%	)	4,337
Operating margin ($/kg Nb)[3]	20	5%		19	90%		10

[1]	Total earnings from operations and working interests are a non-GAAP measure. Please refer to consolidated statement of earnings for reconciliation to GAAP measure.
[2]

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings (loss) before impairment charges. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

[3]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec Mine are non-GAAP measures. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&A - 2009

FINANCIAL RESULTS

NET EARNINGS

The change in net earnings in 2009 compared to 2008 is attributable to the following:

(in $ millions)	2009
$
Higher metal prices	95.9
Higher sales volumes	15.0
Lower operating costs	7.7
Higher production input volume	(18.9)
Changes to asset retirement obligations	(16.9)
Higher depreciation, depletion and amortization	(1.6)
Higher earnings from working interests	11.8
Higher corporate administration	(6.9)
Higher exploration expenses	(6.2)
Gain on sale of gold bullion	36.6
Purchase of royalties in 2008	21.3
Other	21.6
Income and mining taxes	(27.2)

Increase in adjusted net earnings (excluding Sleeping Giant)	132.2
Net impact of closing of Sleeping Giant during Q4 2008	(27.5)

Increase in adjusted net earnings, compared to 2008	104.7
Impairment charges in 2009	(98.1)
Impairment charges (net of tax) in 2008	117.4

Increase in net earnings, compared to 2008	124.0

REVENUES

The Company’s consolidated revenues increased 5% to a record $914.3 million in 2009, compared to $869.6 million in 2008. The increase in revenues in 2009 compared to 2008 was the result of:

•	An $84.7 million increase due to a 12% increase in higher realized gold prices (excluding working interests),

•

Lower gold volumes resulting in a sales decrease of $52.7 million. Higher sales at the Rosebel Mine and the Doyon Division were partially offset by the closure of the Sleeping Giant Mine in the fourth quarter of 2008. Excluding sales of the Sleeping Giant Mine from the comparable period, gold revenues were higher by $10.0 million,

•	An $11.2 million increase due to an 8% increase in realized niobium prices and a $5.0 million increase due to 3% higher niobium sales volumes, and

•	Lower revenues from royalty interests and by-product credits of $2.6 million primarily due to lower production at the Diavik diamond property.

IAMGOLD CORPORATION - MD&A - 2009

MINING AND CASH COSTS

Mining costs were $446.8 million in 2009, a decrease of $5.0 million from $451.8 million in 2008. Mining costs were lower due to:

•	The disposal of the Sleeping Giant Mine in the fourth quarter of 2008 ($21.3 million in 2008),

•	Lower royalty costs ($16.6 million) primarily as a result of the elimination in late 2008 of a royalty on the Rosebel Mine’s production,

Partially offset by:

•	Adjustments to asset retirement obligations ($16.9 million), and

•

Higher operating costs ($16.0 million) primarily due to higher volume of mined and processed ore, higher waste stripping at the Sadiola Mine, higher inflation driven labour costs, and plant and mine support overheads at the expanded Rosebel Mine.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization decreased from $169.6 million in 2008 to $153.8 million in 2009 due to the increase in reserves at operating mines and the disposal of the Sleeping Giant Mine in October 2008. The decrease was partially offset by the amortization of deferred stripping at Yatela, the depreciation of new equipment at Mupane and Rosebel, and the amortization of royalties acquired in 2008.

EARNINGS FROM WORKING INTERESTS

Year over year earnings from working interests increased as a result of higher sales, higher realized gold prices and lower cash costs.

IMPAIRMENT CHARGES

Long-lived assets and goodwill are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management’s estimate of future cash flows is subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s long-lived assets and may have a material effect on the Company’s results of operations and financial position. Asset and goodwill non-cash impairment charges totaled $98.1 million in 2009 compared to $129.9 million in 2008. These impairment charges were mainly related to the following:

Camp Caiman Project ($88.8 million)

In June 2009, the French authorities published a draft-mining framework identifying the Camp Caiman Project location as an excluded zone for mining. There has been no definitive progress towards a final framework and no assurance that the final framework would permit the development of the Camp Caiman Project. The results of the January 10, 2010 referendum, in which French Guiana rejected greater autonomy from France, supported the Company’s view that it was appropriate to record a non-cash impairment charge of $88.8 million for the net carrying value of the project.

In order to protect the interests of the Company and its shareholders for damages incurred to date, appropriate legal claims were prepared and, on September 28, 2009, the Company, through IAMGOLD Guyane S.A.S., its indirect subsidiary in French Guiana, sent a preliminary request for indemnification to the Prefect of French Guiana for €275 million. This was followed by a motion sent to the Administrative Tribunal in Cayenne, French Guiana on December 23, 2009, to appeal the Prefect of French Guiana’s implicit refusal to grant the preliminary request for indemnification.

IAMGOLD CORPORATION - MD&A - 2009

Buckreef Project and Other Tanzanian Exploration Sites (2009 – $9.3 million; 2008 – $121.1 million)

Since the acquisition of the Buckreef Project in early 2006, comprehensive exploration programs have been completed. This work did not materially increase the resource base. As a result of estimated capital costs for mine development being significantly higher than anticipated, an impairment charge of $111.6 million was recorded in 2008. Other Tanzanian exploration sites were also impaired for $9.5 million in 2008.

In 2009, in consultation with the Tanzanian Government, the Company took steps to terminate the Buckreef joint venture agreement. Exploration activities were suspended earlier in the year as part of a strategic reorientation of the Company’s exploration focus. Transactions contemplated for the sale of the Buckreef Project did not meet the Company’s valuation criteria and the Company elected to relinquish the associated properties. This decision resulted in a 2009 impairment charge of $9.3 million related to the Buckreef acquisition costs and exploration properties in Tanzania.

CORPORATE ADMINISTRATION

Corporate administration expenses in 2009 were $49.1 million compared to $42.0 million in 2008. The increase in 2009 was due to certain costs relating to acquisition and financing activities and additional resources to support expansion and process improvement activities. In addition, the increased fair value of options granted resulted in increased stock-based compensation costs.

EXPLORATION AND DEVELOPMENT EXPENSES

Exploration and development expenses in 2009 were $39.8 million compared to $33.6 million in 2008. The increase in expenses is in line with the Company’s objective to pursue aggressive organic growth. Refer to the Exploration section on page 37 for more details.

NET INTEREST EXPENSE (INCOME)

Net interest expense in 2009 was $0.7 million compared to net interest income of $1.7 million in 2008 primarily due to higher interest expense related to the credit facility in 2009 and lower interest income related to gold receivable in 2008.

FOREIGN EXCHANGE GAIN

The foreign exchange gain in 2009 was $27.0 million compared to a foreign exchange loss of $1.1 million in 2008. The 2009 gain was the result of holding significant Canadian dollars during the year as the Canadian dollar appreciated as compared to the US dollar. The higher level of Canadian dollars held resulted, from the equity financing completed during the first quarter of 2009.

DERIVATIVE GAIN

The derivative gains were $7.0 million in 2009 compared to derivative losses of $4.3 million in 2008. These derivative gains/losses were mainly due to the market variation of derivative contracts and the valuation of share purchase warrants. For more information on derivatives, refer to the Financial position section on page 42 of this MD&A.

GAIN ON SALE OF GOLD BULLION

During 2009, the gain on the sale of gold bullion totaled $36.6 million from the sale of 73,705 ounces of gold bullion at an average per ounce price and cost of $901 and $404, respectively, and generated proceeds of $66.4 million. There was no sale of gold bullion during 2008.

IAMGOLD CORPORATION - MD&A - 2009

INCOME AND MINING TAXES

In 2009, income and mining taxes totaled $108.0 million compared to $68.4 million in 2008. The increase was mainly a result of higher taxable income realized by the Rosebel and Yatela Mines. The combined federal and provincial statutory income tax rate was 33% in 2009 and 34% in 2008. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates across jurisdictions, the non-recognition of tax assets, mining taxes, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments. A reconciliation of the Company’s statutory rate to the actual provision is provided in note 20 of the Company’s annual consolidated financial statements.

The Company has significant cumulative tax losses for which a valuation allowance has been recorded. The realization of these unrecorded tax benefits is subject to the generation of profit in the jurisdictions and corporations in which these losses were incurred.

CASH FLOW

Years ended December 31	2009	2008	2007
(in $ millions)	$	$	$
Operating activities	257.0	258.2	119.1
Investing activities	(407.0)	(292.5)	(115.3)
Financing activities	196.0	41.9	(41.4)
Impact of foreign exchange on cash and cash equivalents	27.4	(2.9)	(2.0)

Increase (decrease) in cash and cash equivalents from continuing operations	73.4	4.7	(39.5)
Cash and cash equivalents from discontinued operations	—	—	28.5

Net increase (decrease) in cash and cash equivalents	73.4	4.7	(11.1)
Cash and cash equivalents, beginning of year	118.0	113.3	124.3

Cash and cash equivalents, end of year	191.4	118.0	113.3

Operating Activities

Higher revenues were offset by increased spending on exploration and corporate initiatives, and increased investment in working capital.

Investing Activities

Investing activities in 2009 include capital expenditures in mining assets and exploration and development of $452.6 million mainly related to Essakane and Westwood Projects. Investing activities were partially offset by the $66.4 million proceeds from sale of gold bullion. The Company also invested $10.3 million in Oromin Exploration Ltd. and $5.6 million for the 3% additional interest in Sadiola.

Financing Activities

Cash flow from financing activities was higher in 2009 because of the public offering and the issuance of flow-through shares which were partially offset by the repayment in full of the credit facility ($50.0 million) and of the assumed outstanding bridge financing of the Orezone acquisition ($40.0 million).

Foreign Exchange

The increase of cash and cash equivalents was also due to the foreign exchange gain in 2009 resulting from holding significant Canadian dollars over the period as the Canadian dollar appreciated as compared to the US dollar. The higher level of Canadian dollars held resulted from the equity financing completed during the first quarter of 2009.

IAMGOLD CORPORATION - MD&A - 2009

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
	$	$	$	$	$	$	$	$
Revenues	265.3	235.2	225.3	188.6	209.6	226.9	225.1	208.0

Net earnings (loss)	(47.4)	64.9	44.1	52.5	(96.4)	18.8	33.2	34.4
Add back:
Impairment charges (net of related income taxes)	88.8	—	9.3	—	112.8	4.6	—	—

Adjusted net earnings[1]	41.4	64.9	53.4	52.5	16.4	23.4	33.2	34.4

Basic and diluted net earnings (loss) per share	(0.13)	0.18	0.12	0.17	(0.33)	0.06	0.11	0.12

Adjusted basic and diluted net earnings per share[1]	0.11	0.18	0.15	0.17	0.06	0.08	0.11	0.12

Fourth quarter gold sales of 233,000 ounces at an average price of $1,096 per ounce and strong niobium sales drove revenues of $265.3 million in the fourth quarter of 2009 as compared to $209.6 million in 2008. The impact of a higher average gold price more than compensated for the lower ounces sold due to the closure of the Sleeping Giant Mine in 2008.

During the fourth quarter of 2009, the Company’s adjusted net earnings 1 were $41.4 million ($0.11 per share) compared to $16.4 million ($0.06 per share) during the fourth quarter of 2008. The fourth quarter of 2009 adjusted net earnings1 were negatively impacted by $15.6 million ($0.04 per share) mainly due to changes in asset retirement obligations for closed properties ($0.03 per share) and impairment of the carrying value of certain marketable securities ($0.01 per share).

The Company’s fourth quarter net loss was $47.4 million ($0.13 per share) compared to $96.4 million ($0.33 per share) in the fourth quarter of 2008. Net earnings in the fourth quarter of 2009 included non-cash impairment charges of $88.8 million related to the Camp Caiman Project in French Guiana.

[1]	Adjusted net earnings per ounce are a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&A - 2009

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets particularly over the last two years continue to impact gold prices, commodity prices, interest rates and currency rates. These conditions as well as market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and planning of the Company’s projects.

GOLD MARKET

The performance of the Company’s gold mines is closely related to the market driven gold price. The gold market is affected by political stability, general economic conditions, mine production and substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market. While many factors impact the valuation of gold, traditionally the key factors are actual and expected US dollar value, global inflation rates, oil prices and interest rates.

During 2008 and 2009, the global financial market crisis affected the volatility of gold and other commodity prices, oil prices, currencies and the availability of credit. In 2009, the gold price continued to display considerable volatility with spot daily closings between $810 and $1,213 per ounce ($713 and $1,011 per ounce in 2008).

($/oz of gold)	2009	2008	2007
Average market gold price	972	872	695
Average realized gold price	960	855	693

	December 31, 2009	December 31, 2008	December 31, 2007
Closing market gold price	1,088	870	834

The Company’s shareholder value increase in 2009 was partially the result of a rising gold price. As the following graph depicts, the price leverage impact is significant and correlated to IAMGOLD’s share price movement.

Source of information: Thomson Reuters

IAMGOLD CORPORATION - MD&A - 2009

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 11% in 2009 (approximately 8% in 2008). The largest producer in the niobium market is a Brazilian producer whose operations can impact market conditions. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production decreased by 8% compared to 2008. Notwithstanding the overall 8% reduction in global steel demand, niobium prices were marginally higher in 2009 than the average of 2008, but were consistent with the prices from the fourth quarter of 2008.

Niobium is used primarily as an alloying element to strengthen steels used in the transportation and gas transmission pipeline industries. In the transportation industry, niobium is used in truck frames and wheels, railway cars, containers, car outer body panels, and in heat resistant automotive parts such as exhaust systems and catalytic converters. Niobium applications to various types of vehicles also reduce weight, thereby providing savings in fuel consumption. Gas transmission pipelines which require extra strength and durability are made from high strength steel plates containing niobium. Niobium is also extensively used in providing increased strength to structural steels used in the construction industry, as well as to bridges and high-rise buildings in civil construction. New applications for niobium are constantly being developed as this steel alloying element provides increased strength, with the added benefits of good weldability and meeting requirements from a great variety of end users. In a highly competitive global market, niobium is called on to play an ever-expanding role as a result of its properties and alloying uses.

CURRENCY

The Company’s reporting currency is the US dollar. Movement in the Canadian dollar against the US dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the US dollar in 2009. The key currencies to which the Company is exposed are the Canadian dollar, the €uro and the South African Rand (“Rand”; symbol: “ZAR”).

	Closing Rate	Closing Rate	Closing Rate	Average Rate	Average Rate	Average Rate
	December 31, 2009	December 31, 2008	December 31, 2007	2009	2008	2007
Canadian dollar/US$	1.0491	1.2180	0.9913	1.1417	1.0660	1.0748
US$/€uro	1.4332	1.3978	1.4592	1.3946	1.4711	1.3711
ZAR/US$	7.4174	9.4400	6.8400	8.3785	8.2482	7.0369

Following the Canadian dollar equity financing completed in March 2009, the Company reduced its initial hedging position for the 2009 Canadian dollar requirements, and utilized the funds from its financing to meet its Canadian dollar requirements, in support of operations at the Doyon Division and the Niobec Mine as well as the advancement of the Westwood Project.

During 2010 the Company will have a significant Canadian dollar requirement due to capital expenditures required to advance the Westwood Project, as well as operating and capital expenditures at the Niobec Mine. The Company will on an ongoing basis update its hedging strategy, which is designed to mitigate the volatility of movement in the exchange rate of the Canadian dollar to meet these currency requirements.

Regarding the construction of the Essakane Project in Burkina Faso, the Company has initiated hedging of the €uro and Rand currencies at the end of 2009 for future expenditures planned in 2010, using forward contracts. The Company will continue to review its hedging strategy to protect against the currency volatility in 2010.

IAMGOLD CORPORATION - MD&A - 2009

OIL PRICE

Diesel fuel is a major cost component for mining. Fuel is produced by the refinement of crude oil and the fluctuations in the price of oil have a direct impact on fluctuations in fuel costs. The Company’s operations and projects expect to consume approximately 0.6 million barrels of fuel in 2010.

In 2009, the oil price displayed considerable volatility with spot daily closings between $34 and $81 per barrel.

($/barrel)	2009	2008	2007
Average market oil price	62	100	72

	December 31, 2009	December 31, 2008	December 31, 2007
Closing market oil price	79	39	96

As a result of the large decrease in oil prices during the fourth quarter of 2008, the Company hedged a portion of its future consumption of diesel for 2009. At the end of 2009, the Company entered into new hedge contracts for portions of its 2010 consumption. Call options on heating oil are used to mitigate the risk of price increases on diesel fuel consumption.

At December 31, 2009, the Company’s fuel hedge program for 2010 covered 36% of the expected exposure. The Company will on an ongoing basis update its hedging strategy.

IAMGOLD CORPORATION - MD&A - 2009

RESULTS OF OPERATIONS

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results

	2009	% Change		2008	% Change		2007
Total operating material mined (000t)	53,403	20%		44,392	23%		35,963
Strip ratio(a)	3.3	(18%	)	4.0	11%		3.6
Ore milled (000t)	11,093	34%		8,309	11%		7,505
Head grade (g/t)	1.2	(8%	)	1.3	8%		1.2
Recovery (%)	93	1%		92	(1%	)	93
Gold production – 100% (000 oz)	412	24%		331	20%		276
Attributable gold production – 95% (000 oz)	392	24%		315	20%		263
Gold sales – 100% (000 oz)	383	19%		323	21%		267
Gold revenue ($/oz)(b)	$976	12%		$871	24%		$705
Cash cost excluding royalties ($/oz)	$351	(6%	)	$374	(2%	)	$380
Royalties ($/oz)	45	(51%	)	92	28%		72

Cash cost ($/oz)(c)	$396	(15%	)	$466	3%		$452

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Record gold production was achieved at Rosebel in 2009 through higher productivity, operational efficiencies, an expanded mining fleet, the introduction of contractor ore haulage for more distant pits and increased mill throughput resulting from the mill expansion project completed earlier in the year. The mill exceeded its annualized nameplate capacity of 11 million tonnes and throughput was 34% higher than the prior year. As planned, the strip ratio was lower than the prior year due to more mining in low strip ratio pits.

Cash costs per ounce were positively impacted by a 24% increase in gold production in 2009 compared to 2008. In addition, energy costs were lower as a result of lower global diesel fuel prices. Cash costs were negatively impacted by an increase in labour costs and consumables usage to support the higher mine and mill capacities at the expanded site. Royalty expenses were $47 per ounce lower, primarily due to the acquisition of the EURO Ressources royalty in December 2008.

During 2009, Rosebel capital expenditures were $70.9 million and consisted of mining equipment ($28.2 million), resource delineation and near-mine exploration ($12.2 million), mill expansion ($7.2 million), tailings impoundment ($6.7 million), and various smaller projects ($16.6 million). The mine advanced capital spending of $15.2 million from 2010 to 2009 for a mine fleet increase to better exploit the above-nameplate performance of the expanded mill.

Proven and probable reserves at Rosebel rose by 37% or 1.3 million attributable ounces. This increase was driven by the successful infill and exploration drilling, grade reconciliation, and increase in gold price. Major increases were achieved at the currently producing Royal Hill pit (where higher grade material was encountered at depth) and from the Mayo deposit that expanded at depth and on the western extension.

Outlook:

Rosebel’s attributable production in 2010 is expected to be between 380,000 and 400,000 ounces. Capital expenditures of $49 million are planned at Rosebel in 2010, and include a $12 million resource delineation and near-mine exploration program and $12 million for additional leach tanks to improve recoveries. The 81,000 metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

IAMGOLD CORPORATION - MD&A - 2009

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

	2009	% Change		2008	% Change		2007
Total operating material mined (000t)	385	(15%	)	454	(29%	)	643
Ore milled (000t)	388	(15%	)	456	(29%	)	642
Head grade (g/t)	8.8	5%		8.4	27%		6.6
Recovery (%)	96	—		96	—		96
Gold production (000 oz)	109	(8%	)	118	(10%	)	131
Gold sales (000 oz)	114	(1%	)	115	(5%	)	121
Gold revenue ($/oz)(a)	$970	10%		$878	25%		$701
Cash cost excluding royalties ($/oz)	$514	3%		$500	5%		$475
Royalties ($/oz)	10	(79%	)	48	(9%	)	53

Cash cost ($/oz)(b)	$524	(4%	)	$548	4%		$528

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production decreased during 2009 compared to 2008 due to lower throughput, partially offset by higher grades.

The Doyon Mine ended operations in December 2009, seven months after initially planned, following the depletion of its reserves. In the fourth quarter of 2009, the Company approved a program to extend the life of the Mouska Mine to early 2012, through the use of paste backfill produced from the neighbouring Doyon paste plant.

Total cash costs for the Doyon Division were slightly lower during 2009, as compared to 2008, primarily due to lower royalties. The $38 per ounce decrease in the royalty expense was a result of the Company acquiring Barrick Gold’s Doyon/Westwood participation royalty in July 2008. A stronger average US dollar, compared to the prior year, factored into a lower cash cost, which was partially offset by lower production.

There were no significant capital expenditures at the Doyon Division during 2009.

Outlook:

The production of the Mouska Mine is expected to be between 20,000 and 30,000 ounces in 2010. As a cost savings initiative, the ore mined from Mouska will be stockpiled and batched processed when economical. No processing is planned for in the first quarter of 2010.

IAMGOLD CORPORATION - MD&A - 2009

Botswana – Mupane Mine (IAMGOLD interest – 100%)

Summarized Results

	2009	% Change		2008	% Change		2007
Total operating material mined (000t)	7,461	156%		2,918	(61%	)	7,480
Strip ratio(a)	7.8	311%		1.9	(65%	)	5.4
Ore milled (000t)	899	(17%	)	1,077	18%		909
Head grade (g/t)	2.2	(37%	)	3.5	—		3.5
Recovery (%)	82	(2%	)	84	(1%	)	85
Gold production (000 oz)	51	(50%	)	101	17%		86
Gold sales (000 oz)	60	(35%	)	93	8%		86
Gold revenue ($/oz)(b)	$755	13%		$670	8%		$621
Cash cost excluding royalties ($/oz)	$680	110%		$324	(37%	)	$513
Royalties ($/oz)	55	28%		43	23%		35

Cash cost ($/oz)(c)	$735	100%		$367	(33%	)	$548

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production declined by 50,000 ounces during 2009 compared to 2008, as a result of lower mill throughput from the non-availability of the ball mill for most of the second half of the year with issues resolved in December, and lower grades. Additional issues with the SAG mill motor that arose in late December were managed through the use of a smaller spare and were rectified with the repair and reinstallation of the SAG motor early in March. Other plant components are being evaluated and repaired as required to allow more reliable performance over the next few years.

Cash cost per ounce of gold was higher in 2009 compared to 2008, primarily as a result of a 50% decline in gold production and higher royalties from rising gold prices.

Capital expenditures for 2009 were $3.8 million and were primarily for the ball mill rebuild and process improvement initiatives.

In February 2010 the Company entered into forward sales option contracts to protect a portion of Mupane’s production for 2010 and 2011. The hedges are specific to the Mupane Mine production and intended to support a positive operating cash flow from the operation.

Mupane forward sales contracts:

During 2009, Mupane delivered the final shipment of 43,888 ounces under the forward sales contracts compared to 77,776 ounces in 2008. As of August 2009 through February 2010, Mupane’s gold production was sold at spot gold prices.

Revenues at Mupane were comprised of the following:

(in $ millions)	2009	2008	2007
	$	$	$
Gold spot sales	16.6	12.8	5.9
Gold forward sales contracts	17.9	31.3	31.3
Gold forward sales liability amortization	10.5	17.9	16.4
Silver sales	0.1	0.1	—

	45.1	62.1	53.8

IAMGOLD CORPORATION - MD&A - 2009

Mali – Sadiola Mine (IAMGOLD interest – 38%)(a)

Summarized Results

	2009	% Change		2008	% Change		2007
Total operating material mined (000t)	8,750	(4%	)	9,158	(12%	)	10,458
Strip ratio(b)	5.9	97%		3.0	(19%	)	3.7
Ore milled (000t)	1,658	6%		1,564	(1%	)	1,580
Head grade (g/t)	2.6	(33%	)	3.9	5%		3.7
Recovery (%)	91	10%		83	6%		78
Attributable gold production (000 oz)	135	(22%	)	172	23%		140
Attributable gold sales (000 oz)	135	(22%	)	172	19%		144
Gold revenue ($/oz)(c)	$965	11%		$873	24%		$704
Cash cost excluding royalties ($/oz)	$425	26%		$337	(6%	)	$358
Royalties ($/oz)	58	12%		52	21%		43

Cash cost ($/oz)(c)	$483	24%		$389	(3%	)	$401

(a)

On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%. Refer to the Sadiola analysis in the further results of operations section.

(b)	Strip ratio is calculated as waste divided by full-grade ore.
(c)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production decreased in 2009 compared to 2008 primarily as a result of lower gold grades with lower grade satellite pits being mined as a result of the completion of the main Sadiola pit. The mine expended significant effort on waste stripping during the majority of the year.

Cash cost per ounce of gold increased during 2009 compared to 2008, because of higher waste stripping, increase in consumption of consumables, higher royalties and lower gold production. Consumption of consumables increased as a result of processing higher proportions of sulphide ore. Royalty expenses were higher due to higher gold prices compared to the prior year.

Sadiola distributed dividends of $50.0 million, of which the Company’s share was $19.0 million, compared to dividends of $110.0 million in 2008, of which the Company’s share was $41.8 million.

The Company’s attributable portion of capital expenditures during 2009 of $3.8 million was mainly for the deep sulphide project ($1.2 million) as well as various other projects ($2.6 million).

The deep sulphide project is a 2.2-million-ounce hard rock reserve below the Sadiola pit. IAMGOLD has taken the lead in this work with an innovative approach to reduce cost and re-engineer the construction schedule. In 2009, approval was received to proceed with a feasibility study on the deep sulphide project at a cost of $9.0 million (100% basis). The study contemplates adding a separate hard rock processing facility, which would operate in conjunction with the existing soft rock plant. Assuming positive results from the 11-month feasibility study and an investment decision, construction would begin in 2010, pre-stripping would commence in 2011 with the new fleet, and the new plant would begin operating in 2012. Evaluating the differential economics between the current plan and the new plan, the pre-feasibility study demonstrates an after-tax project internal rate of return of 11%, at a gold price of $800 per ounce and a breakeven gold price of approximately $625 per ounce based on an initial investment of $400 million (on a 100% basis) for the treatment plant, mining fleet, waste pre-stripping and various infrastructure elements. Average cash costs are projected to be $490 per ounce on a life-of-mine basis (including royalties).

IAMGOLD CORPORATION - MD&A - 2009

During 2009, IAMGOLD held a 38% interest in the Sadiola joint venture. Other shareholders included AngloGold Limited (“AGA”) (38%), the Republic of Mali (“ROM”) (18%) and the International Financial Corporation (“IFC”) (6%). On December 29, 2009, IAMGOLD and AGA each acquired an additional 3% interest in the Sadiola joint venture from IFC, increasing ownership interest to 41%. The ROM has until the end of March 2010 to elect whether it will take up its proportionate entitlement of 0.574% interest in SEMOS from each of the Company and AGA.

The consideration for each 3% share in SEMOS was $6.0 million in cash followed by contingent payments of:

•

$0.25 million in each of 2010, 2011 and 2012 for which the average gold price exceeds $900 per ounce, or $0.5 million in each of the aforementioned years that the average gold price exceeds $1,000 per ounce, and

•	$0.5 million upon approval by the board of directors of SEMOS and the ROM to proceed with the development of the Sadiola deep sulphide project.

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

	2009	% Change		2008	% Change		2007
Total operating material mined (000t)	2,536	(25%	)	3,379	34%		2,516
Capitalized waste mined – pit cutback (000t)	—	(100%	)	684	(80%	)	3,502
Strip ratio(a)	2.6	(54%	)	5.7	119%		2.6
Ore crushed (000t)	1,099	1%		1,088	(12%	)	1,232
Head grade (g/t)	3.4	62%		2.1	(36%	)	3.3
Attributable gold stacked (000 oz)	119	63%		73	(44%	)	131
Attributable gold production (000 oz)	89	35%		66	(45%	)	120
Attributable gold sales (000 oz)	89	35%		66	(45%	)	121
Gold revenue ($/oz)(b)	$984	12%		$875	27%		$688
Cash cost excluding royalties ($/oz)	$280	(39%	)	$461	163%		$175
Royalties ($/oz)	59	11%		53	26%		42

Cash cost ($/oz)(c)	$339	(34%	)	$514	137%		$217

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Gold production increased in 2009 as compared to 2008, as a result of higher gold grade for ore stacked in prior periods.

Mine production was lower during the year compared to 2008 primarily due to the failure of the main pit access ramp and challenges associated with mining the bottom of the pit. Mining is expected to continue at least through 2010 while gold production on the leach pads is expected to continue into early 2012. Previously, mining was expected to cease in mid-2010.

Gold stacked increased in 2009 mainly due to higher gold grade as a result of mining the bottom of the main pit as compared to lower grade ore mined higher in the pit push back in the prior year.

Cash costs were lower during 2009 compared to 2008, as a result of higher gold production, lower energy and contractor costs and capitalization of ore stockpiles.

Attributable capital expenditures for 2009 were $1.7 million and mainly consisted of capitalized resource delineation and near-mine exploration.

In 2009, Yatela distributed a dividend of $75.0 million, of which the Company’s share was $30.0 million compared to no dividend paid in 2008.

IAMGOLD CORPORATION - MD&A - 2009

Ghana – Tarkwa Mine (IAMGOLD interest – 18.9%)

Summarized Results

	2009	% Change		2008	% Change		2007
Total operating material mined (000t)	16,694	(1%	)	16,850	(1%	)	17,061
Capitalized waste mined (000t)	8,031	36%		5,897	24%		4,773
Strip ratio(a)	3.3	3%		3.2	—		3.2
Heap Leach:
Ore crushed (000t)	1,964	(37%	)	3,128	(1%	)	3,149
Head grade (g/t)	0.8	(20%	)	1.0	—		1.0
Attributable gold stacked (000 oz)	57	(45%	)	103	(1%	)	104
Attributable gold production (000 oz)	42	(38%	)	68	(8%	)	74
Mill:
Ore milled (000t)	1,998	90%		1,054	(2%	)	1,073
Head grade (g/t)	1.4	(13%	)	1.6	7%		1.5
Recovery (%)	98	1%		97	—		97
Attributable gold production (000 oz)	83	63%		51	2%		50
Total attributable gold production (000 oz)	125	5%		119	(4%	)	124
Total attributable gold sales (000 oz)	125	5%		119	(4%	)	124
Gold revenue ($/oz)(b)	$976	12%		$874	26%		$695
Cash cost excluding royalties ($/oz)	$484	(2%	)	$495	32%		$374
Royalties ($/oz)	29	12%		26	24%		21

Cash cost ($/oz)(c)	$513	(2%	)	$521	32%		$395

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production in 2009 was higher compared to 2008, as a result of completion of the CIL plant, partially offset by lower grades. Gold production at the CIL plant increased 63% compared to the prior year due to higher throughput levels associated with the new plant.

Cash costs in 2009 were lower compared to 2008 as a result of higher gold production and a lower power tariff. Power costs were also lower, compared to 2008, as they were revised downwards by the Power Authority of Ghana in June 2009, retroactively to the beginning of the year.

The Company’s attributable portion of capital expenditures during 2009 was $25.3 million and consisted of capitalized stripping ($12.4 million), mining fleet ($4.0 million), high pressure grinding roll plant ($2.0 million) and other miscellaneous projects ($6.9 million).

Tarkwa did not make any cash distributions in 2009 or 2008. The attributable portion of cash held at the Tarkwa Mine (accounted for as a working interest) totaled $9.3 million as of December 31, 2009.

IAMGOLD CORPORATION - MD&A - 2009

Ghana – Damang Mine (IAMGOLD interest – 18.9%)

Summarized Results

	2009	% Change		2008	% Change		2007
Total operating material mined (000t)	2,730	(45%	)	4,984	34%		3,721
Capitalized waste mined – pit cutback (000t)	—	(100%	)	145	(93%	)	2,076
Strip ratio(a)	2.6	(46%	)	4.8	(6%	)	5.1
Ore milled (000t)	943	8%		877	(4%	)	917
Head grade (g/t)	1.3	(7%	)	1.4	17%		1.2
Recovery (%)	94	1%		93	—		93
Attributable gold production (000 oz)	38	3%		37	9%		34
Attributable gold sales (000 oz)	38	3%		37	9%		34
Gold revenue ($/oz)(b)	$964	10%		$874	26%		$696
Cash cost excluding royalties ($/oz)	$590	(9%	)	$650	27%		$512
Royalties ($/oz)	29	12%		26	24%		21

Cash cost ($/oz)(c)	$619	(8%	)	$676	27%		$533

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production during 2009 remained relatively unchanged from 2008. Increased throughput during the year, as well as higher recoveries, were partially offset by lower grade processed.

Cash costs decreased during 2009 compared to 2008, due to the decline in global diesel fuel prices and consumption from lower mine production. Power costs were also lower, compared to 2008, as they were revised downwards by the Power Authority of Ghana in June 2009, retroactively to the beginning of the year.

The Company’s attributable portion of capital expenditures was $3.6 million during 2009.

Damang did not make any cash distributions in 2009 or 2008. The attributable portion of cash held at the Damang Mine (accounted for as a working interest) totaled $6.9 million as of December 31, 2009.

IAMGOLD CORPORATION - MD&A - 2009

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

	2009	% Change		2008	% Change		2007
Total operating material mined (000t)	1,773	(2%	)	1,801	18%		1,530
Ore milled (000t)	1,755	(2%	)	1,788	11%		1,618
Grade (% Nb205)	0.61	(2%	)	0.62	(5%	)	0.65
Niobium production (000 kg Nb)	4,106	(7%	)	4,396	2%		4,300
Niobium sales (000 kg Nb)	4,347	3%		4,201	(3%	)	4,337
Operating margin ($/kg Nb)(a)	$20	5%		$19	90%		$10

(a)	Operating margin per kilogram of niobium at the Niobec Mine is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

The Niobec Mine is a non-gold producing asset. It represents the only North American source of pyrochlore in operation, and one of only three major producers of niobium worldwide.

Niobium production during 2009 was 4.1 million kilograms, a decrease of 7% compared to 4.4 million kilograms in 2008, because a higher level of silica content in the stopes impacted the grade and volume of the ore being milled during the first half of the year.

Niobium revenues of $159.3 million were higher during 2009 as compared to $143.1 million in 2008 due to increases in sales volume and in niobium prices.

The operating margin per kilogram of niobium increased by $1 per kilogram during 2009 compared to 2008 primarily as a result of higher sales volumes, higher niobium prices, lower consumable costs and a favourable movement in the Canadian dollar.

In June 2009, the Company began work on a mill expansion and paste backfill plant at the Niobec Mine.

Construction of the mill expansion began in June 2009 with estimated completion during the third quarter of 2010 and expenditures of $4.1 million in 2009 and $24.0 million in 2010. The mill currently has an average throughput of 210 tonnes per hour, while the mining hoist has an average hoisting capacity of 260 tonnes per hour. The mill expansion will increase mill throughput by 24%. The mill expansion is designed to match throughput to the mining hoisting capacity.

The paste backfill initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material, significantly reducing the need to leave behind natural ore pillars. Construction of the paste backfill plant and associated underground infrastructure began in June 2009 and is expected to be completed during the second quarter of 2010 with expenditures of $4.8 million in 2009 and $12.6 million in 2010.

Total proven and probable mineral reserves of niobium increased 32% to 181.3 million kilograms of contained niobium pentoxide (Nb2O5). This increase was a result of infill drilling that allowed for the conversion of inferred to indicated mineral resources. The increase follows significant gains in 2008 from the approval of the paste backfill project, which enabled higher extraction ratios on the lower levels.

Capital expenditures during 2009 were $28.0 million and include the shaft deepening project ($3.1 million), a filtration and drying project ($1.3 million), underground development ($8.5 million), the start-up of the mill expansion ($4.1 million), paste backfill projects ($4.8 million), and various other projects ($6.2 million).

Outlook:

The Niobec Mine’s production for 2010 is expected to be between 4.2 million kilograms and 4.4 million kilograms. In 2010, capital expenditures at Niobec of $74 million (mainly related to the mill expansion, paste backfill, equipment and development) will facilitate significant future increases in production, reserves and resources.

IAMGOLD CORPORATION - MD&A - 2009

DEVELOPMENT PROJECTS

In 2009, the Company invested $345.7 million in capitalized and expensed expenditures incurred on development projects including the Essakane Project in Burkina Faso, the Westwood Project in Northern Quebec, and the Quimsacocha Project in Ecuador. The development projects are summarized as follows:

(in $ millions)	2009	2008	2007
	$	$	$
Capitalized development expenditures
North America
Canada – Westwood Project	81.4	27.1	3.5
Africa
Burkina Faso – Essakane Project	245.5	—	—
Mali – Sadiola deep sulphide project	1.2	—	—
South America
Ecuador – Quimsacocha Project	10.3	2.5	3.4
French Guiana – Camp Caiman Project	—	1.5	10.9
Peru – La Arena Project	4.5	1.2	3.2

	342.9	32.3	21.0

Expensed development expenditures
South America
Ecuador – Quimsacocha Project	0.7	1.0	—
French Guiana – Camp Caiman Project	2.1	—	—

	2.8	1.0	—

Total	345.7	33.3	21.0

Outlook 2010:

The planned capitalized and expensed development expenditures for 2010 are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2010
Development projects	211.6	2.3	213.9

The 2010 plan includes $195.5 million for construction of development projects, and $18.4 million for feasibility studies and other expenditures.

Burkina Faso – Essakane Project – Accelerated Early Production

Mining plan and reserves

The acquisition of Orezone Resources Inc. (“Orezone”) and its 90%-owned Essakane Project in Burkina Faso, West Africa, occurred on February 25, 2009. The Essakane Project is fully permitted and has been under construction since September 2008. Commercial production is scheduled to begin by August 2010.

In September 2009, the Company announced its plan to accelerate production at its Essakane Project by increasing the processing rate and optimizing the mine plan allowing for earlier access to higher grade ore. The project development team identified an opportunity to improve early production and operating cash flow by stockpiling lower grade saprolite during pre-production, allowing access to higher grade ore sooner and increasing the mill feed grade over the first 18 months. At the end of December 2009, the Company published updated reserves and resources as disclosed in the following table.

IAMGOLD CORPORATION - MD&A - 2009

Summary highlights of the project, on a 100% basis, are shown in the table below:

	Updated Feasibility Study September 2009	Updated Information December 31, 2009
Proven and probable reserves	53,310,000 tonnes at 1.7 g/t Au for 3,370,000 oz (attributable: 3,033,000 oz)	92,911,000 tonnes at 1.44 g/t Au for 4,301,000 oz (attributable: 3,871,000 oz)

Measured and indicated resources	70,560,000 tonnes at 1.6 g/t Au for 3,594,000 oz (attributable: 3,235,000 oz)	110,491,000 tonnes at 1.33 g/t Au for 4,740,000 oz (attributable: 4,266,000 oz)

Inferred resources	14,490,000 tonnes at 1.7 g/t Au for 774,000 oz (attributable: 697,000 oz)	44,103,000 tonnes at 1.46 g/t Au for 2,077,000 oz (attributable: 1,869,000 oz)

Mine life	9 years

Average annual gold production	315,000 oz

Average cash cost per ounce (Years 1 to 9)	$400–$410/oz

Pre-production capital expenditures (construction and start-up of the mine)	$443 million

Sustaining capital (2010 post-construction)	$2.0 million (excluding exploration)

Gold price assumption	$700/oz	$850/oz for reserves and $1,000/oz for resources

Construction progress remains ahead of the original schedule with total planned capital expenditures of $443.0 million. Project expenditures since the February 2009 acquisition date were $245.5 million with a project to date total of $348.0 million.

Construction

The Company successfully transitioned and integrated the project following the acquisition in February 2009. Upon assuming control of the project, the Company modified the execution approach from external engineering, procurement and construction management contractors to owner managed construction activities. Construction progress continues to go as planned and remains ahead of the original schedule. Highlights are as follows:

•

Infrastructure: Mine employees’ village and most permanent offices were completed during the year. The commitment to relocate several villages and nearly 2,000 homes and public buildings was completed at the beginning of 2010 as planned. Berm construction at the tailing water pond progressed well during the year and will be completed at final height at the end of the first quarter of 2010.

•

Process plant: Work is progressing as planned with most of the bulk concrete poured including concrete walls of the ore reclaim tunnels and grinding circuit foundations. CIL tank installation was completed during the fourth quarter.

•

Plant and equipment: Structural steel construction is progressing for the various service buildings. Structural steel for the power plant building and mechanical installation of radiators are nearing completion. All Caterpillar 785C mining trucks are on site and assembled.

IAMGOLD CORPORATION - MD&A - 2009

•

Pre-production: All material used to build the tailings dam and earthworks are sourced from the open cast mine area. Grade control drilling started during the fourth quarter and ore mining and stockpiling started during the month of October. Excavation in the pit is progressing on the 245- and 250-metre benches with four available mining faces. Three additional mining faces were developed in October. Ore pockets for surface benches are being finalized and the ore was placed on stockpiles beginning in October.

•	Manpower: During the year, the Essakane Project manpower exceeded 3,000 people. The level of manpower started reducing in January 2010 with the completion of the Essakane village.

•

In the year, the project exceeded three million cumulative hours without a lost-time accident and maintained an excellent health and safety performance of 0.14 lost-time accidents per 200,000 hours worked.

Exploration

An incremental exploration plan of $2.3 million was initiated in the third quarter of 2009 to allow exploration activities to proceed in parallel with mine development. The Essakane exploration team is fully operational and completed 15,489 metres (98 holes) of condemnation drilling during 2009 in areas of planned infrastructure. An airborne magnetic and radiometric survey commenced in November 2009 and in February 2010, geophysical data had been acquired over the entire 1,383 square kilometre concession area including the mining lease. In 2010, 50,000 metres of delineation and resource expansion drilling is planned, in conjunction with 17,500 metres of exploration drilling.

Canada – Westwood Project

Mining plan and reserves

On December 21, 2009, IAMGOLD announced continued positive results from an updated preliminary assessment study (the “study”) on its 100% owned Westwood development Project located two kilometres from the Company’s Doyon gold Mine in the Abitibi region of Northern Quebec. The results of the study provide further confidence to move forward on the Westwood Project.

The study is classified as preliminary as most of the resources delineated at Westwood are in the inferred category. The study includes mine planning, capital and operating cost estimation, rock mechanics, metallurgical work, and overall economic studies that are advanced, due in part to the knowledge obtained from the Doyon Division.

Summary project highlights are shown in the table below:

Inferred mineral resource (undiluted, 6.0 g/t Au cut-off)	9,352,000 tonnes at 11.4 g/t Au for 3,431,000 oz

Indicated mineral resource Warrenmac ($80/tonne cut-off) Zone 2-30 (undiluted, 6.0 g/t Au cut-off)	313,000 tonnes at 6.9 g/t Au for 70,000 oz 95,000 tonnes at 9.3 g/t Au for 28,000 oz

Net recoverable gold	2,973,000 oz

Mine life	16 years

Average annual gold production	186,000 oz

Cash cost per ounce	$358/oz

Sustaining capital	$284 million

Operating cash flow (pre-tax)	$822 million

Canadian/US dollar exchange rate	1.15

Gold price assumption	$850/oz

IAMGOLD CORPORATION - MD&A - 2009

Construction

Construction progress at Westwood is on schedule with commercial production planned for early 2013. Project expenditures in 2009 totaled $81.4 million with significant progress regarding site preparation and construction of infrastructure, including:

•	The head frame, hoist room building and the installation of two hoists for the exploration shaft,

•	The shaft sinking commenced in July, reaching over 500 metres by the end of December, and

•	A total of 1,400 metres of underground development achieved during the year, and

Main activities included in the 2010 plan are as follows:

•	Raise boring for ventilation will continue and be completed,

•	Shaft sinking to reach 1,300 metres by year end,

•	Development work will include 11,000 metres of lateral and vertical excavation,

•	An additional 2,000-tonne bulk sample will be collected from the 84-0 level to test mining methods, and

•	Installation of production and service hoists and completion of surface facilities.

Exploration

During 2009, exploration activities included:

•	The exploration ramp was extended by more than 2,200 metres, which will provide better drilling access to the upper part of the deposit (above the 84-0 level exploration drift),

•	The Bousquet fault was successfully crossed by an exploration drift on the 84-0 level, significantly improving drilling access to the resources to the east of the fault, and

•	A total of 83,000 metres of delineation and exploration drilling completed in 2009.

In 2010, over 70,000 metres of exploration, valuation and definition drilling is planned.

South America – Ecuador – Quimsacocha

Work in Ecuador during 2009 was directed entirely on the Quimsacocha Project, an advanced development project with probable reserves of 8.1 million tonnes at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold within an indicated resource of 9.9 million tonnes at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining law passed in February 2009 were completed and approved by President Correa. The issuance of such regulations is a necessary final step for allowing the Minister of Mines to provide authorization to resume activity at the project site. The final step to allow the resumption of work at the Quimsacocha Project is the review and confirmation of water permits for the project area. This inter-ministerial process was continuing at the date of this MD&A.

The new mining law confirms the importance of responsible mining to the country and provides for fiscal terms, including a royalty rate of not less than 5% on gold production. During the fourth quarter, the Company maintained regular contact and dialogue with senior government officials in an effort to expedite the resumption of work at the Quimsacocha Project.

During 2009, the Company continued advancement of engineering for the concentrator. The Company intends to resume drilling and other feasibility work at Quimsacocha once the necessary authorization is received. To confirm the financial viability of the project, a $14 million feasibility study and an environmental impact assessment will be required and is expected within 15 months of receiving the authorization to resume mining activity.

IAMGOLD CORPORATION - MD&A - 2009

South America – French Guiana – Camp Caiman Project

Camp Caiman is a development project located about 45 kilometres southeast of Cayenne, the capital city of French Guiana. In January 2008, the Company’s application to begin construction of the Camp Caiman Project was denied by the French Government.

In June 2009, the French authorities published a draft-mining framework identifying the Camp Caiman Project location as an excluded zone for mining. There has been no definitive progress towards a final framework and no assurance that the final framework would permit the development of the Camp Caiman Project. The results of the January 10, 2010 referendum, in which French Guiana rejected greater autonomy from France, supported the Company’s view that it is appropriate to record a non-cash impairment charge of $88.8 million for the net carrying value of the project.

In order to protect the interests of the Company and its shareholders for damages incurred to date, appropriate legal claims were prepared and, on September 28, 2009, the Company, through IAMGOLD Guyane S.A.S., its indirect subsidiary in French Guiana, sent a preliminary request for indemnification to the Prefect of French Guiana for €275 million. This was followed by a motion sent to the Administrative Tribunal in Cayenne, French Guiana on December 23, 2009, to appeal the Prefect of French Guiana’s implicit refusal to grant the preliminary request for indemnification.

South America – Peru – La Arena Project

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena Project in Peru. The Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto Mining Limited (“Rio Alto”) for a total value of $1.4 million.

Rio Alto has the option to purchase all of the outstanding shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47.6 million. During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30.0 million in expenditures on the La Arena Project.

Rio Alto can partially exercise the option and purchase shares currently held by IAMGOLD during the option term to a maximum 49% of the outstanding shares of La Arena S.A. The term of the option and earn-in agreement is two years and may be extended twice in increments of nine months if Rio Alto spends at least $10.0 million over the initial two years of the option term. An additional consideration of $2.5 million for the first extension and up to $5.0 million for the final extension are payable upon extending the option term.

In 2009, Rio Alto has been appointed manager of La Arena S.A. and the La Arena Project and $3.7 million was incurred on the project under the earn-in agreement. The amount is equivalent to 7.2% of outstanding shares of La Arena S.A.

EXPLORATION

The Company’s exploration focus areas are West Africa, Quebec, the Guiana Shield, and the Andes and Brazil regions of South America. Additionally, the Company continues to search aggressively for advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2009, the Company invested $63.8 million on exploration projects, a significant increase from $50.2 million in 2008. The 2009 expenditures were:

•

Near-mine brownfield exploration and resource development expenditures of $32.9 million. This included an 85,843-metre, $12.0 million resource expansion and delineation drilling program at Rosebel that directly led to a significant reserve expansion in 2009.

•

Greenfield exploration of $30.9 million conducted at 13 early-stage projects in 10 countries of South America and Africa as part of the Company’s long-term commitment to reserves replenishment and growth.

IAMGOLD CORPORATION - MD&A - 2009

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2009
Near-mine brownfield exploration and resource development(a)	26.1	6.8	32.9
Greenfield exploration projects	0.7	30.2	30.9

	26.8	37.0	63.8

2008
Near-mine brownfield exploration and resource development(a)	13.0	7.4	20.4
Greenfield exploration projects	4.6	25.2	29.8

	17.6	32.6	50.2

2007
Near-mine brownfield exploration and resource development(a)	19.7	5.7	25.4
Greenfield exploration projects	5.7	22.8	28.5

	25.4	28.5	53.9

(a)

Capitalized and expensed brownfield exploration related to activities within a mine area are included in Mining assets and within the segmented information found in note 32 of the Company’s annual consolidated financial statements.

The Company’s exploration expenditures were as follows:

(in $ millions)	2009	2008	2007
Capitalized Near-Mine Brownfield Exploration and Resource Development
Suriname	12.0	10.6	9.8
Canada	9.8	1.0	7.9
Mali	1.4	1.4	2.0
Burkina Faso	2.9	—	—

	26.1	13.0	19.7

Capitalized Greenfield Exploration
South America	0.2	—	—
Africa	0.5	4.6	5.7

	0.7	4.6	5.7

Total Capitalized	26.8	17.6	25.4

Expensed Near-Mine Brownfield Exploration and Resource Development
Canada	3.8	5.7	0.8
Botswana	—	—	0.6
Mali	2.3	1.7	1.5
Other	0.7	—	2.8

	6.8	7.4	5.7

Expensed Greenfield Exploration
South America	15.3	17.5	13.5
Africa	13.8	6.7	8.0
Canada	1.1	1.0	(0.2)
Australia	—	—	1.5

	30.2	25.2	22.8

Total Expensed	37.0	32.6	28.5

Total	63.8	50.2	53.9

IAMGOLD CORPORATION - MD&A - 2009

Outlook – Exploration

The planned and approved capitalized and expensed exploration for 2010 is $77.7 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2010
Near-mine brownfield exploration and resource development	39.4	3.2	42.6
Greenfield exploration projects	0.6	34.5	35.1

	40.0	37.7	77.7

CAPITALIZED EXPLORATION EXPENSES

During 2009, the Company’s exploration team was actively engaged in 10 countries within North and South America and Africa, including exploration work in proximity to the Company’s operating mines.

South America – Suriname – Rosebel

The 2009 exploration program at Rosebel was designed to convert measured, indicated and inferred resources into proven and probable reserves, to extend resources along strike and at depth and to identify new resources near known deposits. The exploration program totaled 85,843 metres at the six known gold deposits (Koolhoven, J-Zone, Pay Caro, Mayo, Royal Hill and Rosebel) and an advanced exploration project situated between the Mayo and Royal Hill pits (Roma). Additional exploration within the central Rosebel mining concession was directed at the Blauwe Tent prospect located approximately seven kilometres south of the Rosebel Mine complex.

Africa – Tanzania – Buckreef

As previously announced, the Company took further steps during the fourth quarter of 2009 to relinquish the Buckreef property and terminate associated agreements including the Mawe Meru joint venture adjoining the Buckreef joint venture properties. The Company intends to reduce Tanzanian activities to a minimum level in 2010 as it continues discussions with third parties concerning the sale of its wholly-owned Kitongo property.

Africa – Botswana – Mupane

During 2009, resource development consisted of 1,170 metres of reverse circulation drilling within the Mupane mining lease. This was carried out in the Kwena pit with the aim of changing the ore reserve classification at depth. Additionally, condemnation drilling of the area underlying the new Kwena waste dump required 389 metres of drilling.

Africa – Burkina Faso – Essakane

An exploration program commenced late in the fourth quarter designed to expand near-mine resources and extend the northern strike extent of the Essakane main zone. The 13,366-metre combined diamond drilling and reverse circulation program was 51% complete at year-end 2009, and was completed in February of 2010. In 2010, capitalized exploration expenditures of $2.2 million are planned for the mine permit in addition to the reserve expansion drilling carried out by the operation.

IAMGOLD CORPORATION - MD&A - 2009

GREENFIELD EXPLORATION EXPENSES

South America – Brazil

Exploration was directed at several early-stage project areas located in the Minas Gerais mining district and in southern Para State. Diamond drilling on the Minas Gerais properties has identified a continuous low-grade mineralized system extending over 800 metres along strike beneath historic 17th century surface workings. Modeling of the complex polyphase deformation indicates a number of targets offering higher grade as well as new targets on the Company’s land package.

A joint venture agreement was signed in 2008 with base metal producer Votorantim Metais over the Camaquã Concession Block in Rio Grande do Sul State. Votorantim completed 7,387 metres of diamond drilling on the project in 2009 and remains in the option agreement.

South America – Colombia

Colombia has been incorporated into the Company’s geographical focus with the establishment of an operational base in the capital city of Bogotá from where the Company will review exploration opportunities and prospective ventures.

South America – Guyana

The Guyana exploration program continued to focus on the Eagle Mountain project located 200 kilometres south of the coastal capital city of Georgetown. A 3,000-metre diamond drilling campaign confirmed grade continuity and extensions of the previously identified shallow dipping mineralization system. Preliminary drill indications suggest that the identified resource does not meet the Company’s development criteria, and the Company is currently examining a range of strategic alternatives for the project.

South America – Peru

Large concession blocks were granted over three principal early-stage targets following regional generative work in several areas. The timetable for work plans in 2010 is dependent in part on reaching agreements with local communities. Effective community relations programs are an important part of all the Company’s programs, and the Peruvian exploration team took important steps in 2009 to develop additional in-house capacity.

South America – Suriname

An extensive deep augering geochemical program was carried out on the Kraboe Doin prospect located 15 kilometres south of the Rosebel Mine complex. The survey highlighted a cluster of gold anomalous zones extending over more than eight kilometres. Elsewhere, early-stage exploration diamond drilling totaling 1,792 metres was carried out on the Charmagne concession area located 20 kilometres north of the Rosebel infrastructure. Follow-up drill programs are planned for both sites in 2010. The Sarakreek Project, located 100 kilometres south of Rosebel, was the subject of a 1,234-metre reverse drilling program near previously reported gold mineralization. No significant results were reported. Deep geochemical auger sampling campaigns in conjunction with regional targeting work will continue into 2010.

Africa – Essakane

Five new exploration permits were approved late in the third quarter bringing the total project area surrounding the Essakane mining permit to 1,283 square kilometres. A high resolution airborne geophysical survey to cover the Company’s entire land position was initiated in the fourth quarter and data acquisition was 61% complete at year end. The survey was completed in February 2010, and is expected to enhance the Company’s geologic understanding of the region.

IAMGOLD CORPORATION - MD&A - 2009

Africa – Mali – Kalana Joint Venture

The Company entered into an option agreement with Avnel Gold Limited (“Avnel”) in August 2009 to acquire a 51% share of its Kalana Project in southwest Mali by spending $11 million over three years. The Company can increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or 65% if Avnel elects to participate in the study. As part of the agreement, the Company paid a signing fee of $1 million. The 30-year Kalana exploitation permit covers an area of 387.4 square kilometres and contains a developed mine site consisting of a small underground gold operation exploiting narrow, high grade quartz veins. Exploration work in 2009 has included systematic underground and surface mapping and sampling programs, and the acquisition of detailed airborne geophysical data. A northwest trending corridor of ancient artisanal mine workings extending over an area 200 metres wide and over two kilometres long has been identified between one and two kilometres east of the Kalana Mine. IAMGOLD is the operator of all exploration activities and responsible for project design and implementation.

The 2010 Kalana exploration plan totals $4.6 million and includes a 20,000-metre drilling component. The program is designed to carry out preliminary evaluation of the Kalana Mine in a large-scale, bulk mineable context and test a number of satellite targets in the immediate vicinity of the existing operation. The concession area will also be systematically sampled using a termite mound geochemical sampling survey to generate additional exploration targets on the property.

Africa – Mali – Siribaya Joint Venture

In December 2008, the Company entered into a definitive option agreement with Merrex Gold Inc. (“Merrex”) to earn a 50% interest in its Siribaya gold Project in Mali, by spending C$10.5 million over four years. Merrex is the operator of all exploration work on the mining titles held under the option agreement. The Company has satisfied the first-year expenditure commitment of C$3.0 million and, in November, exercised all of its outstanding 4,285,714 share purchase warrants at C$0.45 per share to increase the Company’s equity interest in Merrex to 10.64% undiluted (8.88% fully diluted).

Merrex operates the Siribaya Project under a joint IAMGOLD-Merrex management committee and completed 4,706 metres of diamond drilling within the Siribaya 1B resource area. Merrex announced an updated NI 43-101 gold resource estimate with indicated resources of 308,200 ounces of gold comprising 4.02 million tonnes grading 2.39 grams per tonne gold and inferred resources of 69,500 ounces of gold comprising 0.95 million tonnes grading 2.29 grams per tonne gold. Additional exploration activities in 2009 included the acquisition of high resolution airborne geophysical data and regional geochemical sampling across the 800 square kilometre land package to generate new drill targets for 2010.

The 2010 exploration plan of $2.5 million includes 14,500 metres of drilling to cover significant strike extents of the Siribaya 1A and 1B mineralized corridors and to test high priority targets identified elsewhere within the project area.

Africa – Senegal

Exploration on the Company’s wholly-owned Boto project located in eastern Senegal was directed at a six-kilometre long gold mineralized trend identified and reported in 2008. A 5,187-metre diamond drilling program targeting untested geochemical and geophysical features was completed during the third quarter of 2009, followed by a 5,000-metre reverse circulation campaign in the fourth quarter of 2009 that returned a number of encouraging results. Continuity of high grade mineralization has not been definitively demonstrated to date. A detailed structural study is planned for early 2010 using recently acquired high resolution ground and airborne geophysical data to determine mineralization controls and aid future drill targeting.

IAMGOLD CORPORATION - MD&A - 2009

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy.

Market events and conditions and the deterioration of general economic indicators at the end of 2008 and the beginning of 2009 have led to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. These events and conditions did not have a material negative effect on the Company’s capital structure.

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity Risk and Capital Resources

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company has treasury policies designed to support managing of liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated operating cash flows.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt or sell gold bullion.

The Company ended the year with a strong balance sheet, including $300.1 million in cash and cash equivalents, and gold bullion valued at market value, compared to $269.1 million at the end of 2008.

In 2009, the Company’s capital structure was modified to finance the Orezone acquisition and development of existing mines and projects. Funds were raised through an equity financing as described below under Shareholders’ equity, and in note 23 of the Company’s annual consolidated financial statements.

The Company has a credit facility agreement with a bank syndicate, which provides access to a high level of additional liquidity and capital resources and may be used for general corporate purposes including acquisitions. On March 25, 2010, the Company increased its $140 million secured revolving credit facility to a $350 million unsecured revolving credit facility. In addition, the Company will enter into a $50.0 million facility for the issuance of letters of credit. As at December 31, 2009, no funds have been drawn against the credit facility and $17.4 million in letters of credit were used to guarantee certain asset retirement obligations.

On July 29, 2009, the Company filed a base shelf prospectus with the securities regulators in each province and territory of Canada (except for Quebec) and a corresponding registration statement with the SEC in the United States. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million until August 29, 2011. This base shelf prospectus will help expedite access to additional financial capacity in support of strengthening the Company’s liquidity and capital resources for the future including acquisition opportunities.

IAMGOLD CORPORATION - MD&A - 2009

Cash and Cash Equivalents

December 31	2009	2008
(in $ millions)	$	$
Cash	182.6	111.1
Cash equivalents: Short-term deposits with initial maturities of less than three months	8.8	6.9

Cash and cash equivalents	191.4	118.0

Gold Bullion

December 31		2009	2008
Ounces held	(oz)	99,999	173,704
Weighted average acquisition cost	($/oz)	404	404
Acquisition cost	(in $ millions)	40.4	70.2
End of year spot price for gold	($/oz)	1,088	870
End of year market value	(in $ millions)	108.7	151.1

Gold bullion is held in the accounts of reputable and authorized counterparties, which include Canadian chartered banks, refineries, metals dealers, and foreign banks as reviewed and approved by senior management on a continual basis. For accounting purposes, gold bullion is valued at cost in the Company’s consolidated balance sheet. In 2009, the Company sold 73,705 ounces of gold at an average price and cost of $901 and $404, respectively, with proceeds of $66.4 million and a gain before income taxes of $36.6 million.

Working Capital

December 31	2009	2008
Working capital (in $ millions)	264.8	105.4
Current working capital ratio	2.2	1.4

During 2009, working capital increased by $159.4 million mainly due to the increase in cash and cash equivalents generated by operating activities, the equity financing and the sale of gold bullion during the year.

Contractual Obligations

Contractual obligations as at December 31, 2009, are presented in tabular form below. These obligations will be met through available cash resources and operating cash flows.

	Payments Due by Period
(in $ millions)	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
	$	$	$	$	$
Capital commitments	29.6	12.1	17.5	—	—
Purchase obligations	34.9	34.9	—	—	—
Operating leases	8.2	2.3	3.4	1.8	0.7
Termination benefits	3.3	1.4	1.9	—	—
Asset retirement obligations	148.7	8.0	18.6	19.0	103.1

Total contractual obligations	224.7	58.7	41.4	20.8	103.8

IAMGOLD CORPORATION - MD&A - 2009

Capital commitments relate to contractual commitments to complete facilities at some of the Company’s mines. Purchase obligations relate to agreements to purchase goods and services that are enforceable and legally binding on the Company. Operating leases refer to total payment obligations related to operating lease agreements.

Termination benefits relate to the Doyon Division. The Doyon Mine closure was extended from the original plan of May 2009 to December 2009, and the Mouska Mine, originally scheduled to close at the end of 2009, has been extended into early 2012.

The Company also holds hedging contracts that are described below. Production from mining operations is subject to third party royalties and management fees as described in note 30 of the Company’s annual consolidated financial statements.

Asset retirement obligations:

Asset retirement obligations are the Company’s attributable share of the estimated decommissioning and rehabilitation costs that will be incurred at the Company’s mines. The timing of the expenditures is dependent upon the actual life of mine achieved.

The Company’s activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life, acquisition or construction of new mines. According to management’s estimate, cash flows provided by the Company’s operations and expected from the sale of residual equipment will be sufficient to meet the payment obligations.

As at December 31, 2009, the Company had letters of credit in the amount of $17.4 million to guarantee asset retirement obligations.

Every year, the Company re-evaluates the asset retirement obligation for each site. This revaluation results in changes to estimated amounts of cash flows required to settle these obligations. At December 31, 2009, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

(in $ millions)	Undiscounted Amounts Required	Expected Timing of Payments	Average Credit- Adjusted Risk-Free Rate
	$
Rosebel Mine	36.8	2010–2024	6.87%
Doyon Mine	66.9	2010–2127	5.74%
Mouska Mine	1.1	2012–2016	3.91%
Mupane Mine	6.6	2010–2016	5.08%
Sadiola Mine (41%)	15.7	2010–2026	5.76%
Yatela Mine (40%)	10.1	2010–2019	4.72%
Niobec Mine	4.4	2010–2024	5.71%
Essakane Project	2.1	2017–2026	5.18%
Westwood Project	1.3	2028–2029	5.77%
Other sites	3.7	2010–2109	4.17%– 5.72%

	148.7

At December 31, 2009, a liability of $105.1 million, representing the discounted value of these obligations, is included in the Company’s consolidated balance sheet. The increase in obligations during 2009 was mainly related to revision in the estimated cash flows and timing of payments, and accretion expenses. The increase in estimated cash flows and timing of payments was mainly related to the Doyon closed property due to changes to remediation plans. Disbursements, totaling $6.7 million, were incurred during 2009 (2008 – $9.8 million).

IAMGOLD CORPORATION - MD&A - 2009

Each of the Company’s mines, except the Mupane Mine, is certified under the ISO 14001 standard for environmental management. In 2009, the Essakane Project and the Toronto office were added to this certification.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Credit risk is associated with cash and cash equivalents, receivables, and derivatives. The Company holds cash and cash equivalents in creditworthy financial institutions and does not hold any asset-backed commercial paper. The credit risk related to the Company’s receivables is considered minimal.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Marketable securities and warrants

IAMGOLD holds certain marketable securities following the settlement of specific transactions (e.g., disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities.

In 2009, an unrealized gain related to changes in the quoted share market value of marketable securities classified as available-for-sale of $22.2 million was recorded in other comprehensive income, compared to an unrealized loss of $6.2 million in 2008. The Company sold some of its marketable securities during 2009. The gain of $2.1 million (initially included in other comprehensive income) was transferred to the statement of earnings. At the end of the year, the Company reviewed the value of marketable securities for impairment based on both quantitative and qualitative criteria and determined that a related impairment charge of $4.6 million was required ($0.4 million in 2008) and recorded in other expenses.

The Company also has share purchase warrants included in Other long-term assets on the consolidated balance sheet. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings. An unrealized gain of $0.8 million was recorded in 2009 compared to a loss of $0.9 million during 2008. In addition, the Company realized a gain of $1.5 million following the exercise of certain warrants in 2009.

At December 31, 2009, a change of 10% in the fair value of marketable securities and warrants would have resulted, respectively, in a change in unrealized net of tax gain/loss of $3.8 million that would be included in other comprehensive income and a change of $0.1 million in net earnings.

Derivative instruments

Commodity prices in the gold industry are facing significant volatility and all of the factors that determine them are beyond the Company’s control. The Company is focused on controlling cost at its existing mining operations and deploys hedging strategies to manage the Company’s commodity and currency risk.

As per the Company’s risk management policy, the Company may enter into derivative financial instruments from time to time, to manage its exposure to fluctuations in commodities prices which can impact the Company’s costs. In 2009 and in 2008, the Company entered into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its requirement of Canadian dollars, South African Rand (“Rand”; symbol: “ZAR”) and €uros, and its expected consumption of diesel and aluminum.

IAMGOLD CORPORATION - MD&A - 2009

At year end, the Company’s derivatives were as follows:

December 31	2009		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$
Normal gold sales contracts	—	—	(10.5)	(20.8)
Derivatives – Gold forward sales agreement	—	—	(3.4)	(3.4)
Derivatives – Currency contracts	0.1	0.1	(0.6)	(0.6)
Derivatives – Heating oil options contracts	2.7	2.7	1.5	1.5
Derivatives – Aluminum options contracts	0.2	0.2	—	—

	3.0	3.0	(13.0)	(23.3)

Gold price market risk

The market risk related to the fluctuation in the price of gold has an impact on the fair value of the gold forward contracts. Following the acquisition of Gallery Gold Limited (Mupane) in 2006 and the acquisition of EURO Ressources in late 2008, the Company assumed existing gold forward commitments. At the end of 2009, there were no remaining gold derivative contracts.

Due to the Mupane Mine’s short life of mine and to secure its margin, in late February 2010 the Company entered into forward sales option contracts to protect a portion of Mupane’s production for 2010 and 2011.

Currency risk

Movements in the Canadian dollar, the €uro and the Rand against the US dollar have a direct impact on the Company’s Canadian operations, executive office cost base and development projects’ capital expenditures. International operations have exposure to currencies; however metal sales are mainly transacted in US dollars and a significant portion of each international operation’s cost base is denominated in US dollars.

The Company uses foreign exchange contracts to mitigate the risk of variability of the US dollar compared to the Canadian dollar, the €uro and the Rand.

In late 2008, the Company entered into option and forward contracts to hedge its exposure to the Canadian dollar in the 2009 spending plan. Following the Canadian dollar equity financing completed in March 2009, the Company reduced its hedging position for 2009 Canadian dollar requirements. At December 31, 2009, there were no outstanding hedge contracts for the exposure to the Canadian dollar. During 2010, the Company will have a significant Canadian dollar requirement due to capital expenditures required to advance the Westwood Project and operating and capital expenditures at the Niobec Mine. The Company will on an ongoing basis update its hedging strategy.

As a result of the 2010 Essakane Project spending plan, the Company hedged its exposure to the €uro and the Rand. This resulted in total net commitments to buy ZAR 20.0 million (equivalent of $2.5 million; 25% of its annualized exposure), and €23.0 million (equivalent of $33.5 million; 33% of its annualized exposure). These contracts will expire in 2010 and do not qualify for hedge accounting. The Company will continue to monitor its currency hedging requirements and exposure in 2010.

IAMGOLD CORPORATION - MD&A - 2009

As at December 31, 2009, a 10% variation in the exchange rate as compared to the US dollar would create the following change in the fair value of these contracts:

	December 31, 2009	Increase of 10%	Decrease of 10%
Fair value (in $ millions)	$	$	$
€uro	0.3	3.1	(3.9)
Rand	(0.2)	(0.2)	0.3

Total	0.1	2.9	(3.6)

The 2009 foreign exchange gain of $27.0 million was mainly due to the appreciation in the value of the Canadian dollar compared to the US dollar and the higher level of Canadian dollars in cash and cash equivalents. In relation to Canadian dollars held at the end of the year, a 10% weaker Canadian dollar against the US dollar would negatively impact net earnings by $5.3 million. A 10% stronger Canadian dollar against the US dollar would positively impact net earnings by $6.5 million.

Heating oil options contracts

Diesel is a key input to extract tonnage and in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company uses heating oil option contracts to mitigate the risk of oil price volatility on fuel consumption. Heating oil is traded in an active market and the Company believes there is a strong relationship between heating oil prices and diesel prices. As a result of the major disruption in the world oil markets, the Company initiated a hedging strategy in late 2008 to limit the impact of price fluctuations for 2009.

In 2009, the Company entered into additional option contracts at a cost of $1.6 million, hedging 36%, or 8.6 million gallons of 2010 planned fuel requirements. These option contracts cover consumption at the Rosebel, Mupane, Sadiola, Yatela and Essakane operations. The fair value of these contracts was $2.7 million at the end of 2009. The Company will on an ongoing basis update its hedging strategy. As described in note 17 of the Company’s annual consolidated financial statements, the Company incurred a derivative loss of $0.1 million in 2009 ($0.8 million in 2008) for heating oil option contracts. The fair value impact of a 10% increase in the price per gallon would have had a positive impact on net earnings of $1.6 million. A decrease of 10% would have had a negative impact on net earnings of $1.4 million.

Aluminum option contracts

Aluminum is a key input in the production of niobium. During 2009, the Company initiated a hedging strategy to limit the impact of fluctuations of aluminum prices and to hedge a portion of its future consumption of aluminum for 2010. The Company used zero-cost option contracts to hedge 25% of its annualized aluminum exposure at the Niobec Mine. The Company will on an ongoing basis update its hedging strategy. The contracts had a fair value of $0.2 million at the end of 2009, resulting in an unrealized derivative gain during the year. The change in fair value, after an increase or a decrease of 10% in the price per metric tonne, would not have been material.

IAMGOLD CORPORATION - MD&A - 2009

Shareholders’ Equity

At the end of 2009, the Company announced an annual dividend payment of $0.06 per share (2008 – $0.06 per share), totaling $22.1 million, which was paid on January 12, 2010 ($17.7 million in 2008 was paid on January 12, 2009).

Number	December 31, 2009	March 22, 2010
Shares issued and outstanding	368,887,211	370,917,536
Share options	5,413,233	4,964,158
2,000,000 warrants exercisable for IAMGOLD shares at C$14.79 each expiring on August 1, 2010	160,000	160,000

The increase in the number of shares issued and outstanding since December 31, 2009, is due to the exercise of options and issuance of flow-through shares. In March 2010, the Company issued 1,575,000 flow-through shares at C$20 per share with gross proceeds of C$31.5 million to fund prescribed resource expenditures on the Westwood Project.

Non-controlling Interests

The non-controlling interests relate to the minority partners’ interests in Rosebel Gold Mines N.V., EURO Ressources S.A. and the La Arena Project.

RELATED PARTY TRANSACTIONS

In 2009, 2008 and 2007 there were no material related party transactions.

IAMGOLD CORPORATION - MD&A - 2009

2010

On January 21, 2010 the Company announced guidance for 2010 as follows:

Outlook
2010 (issued January 2010)
Attributable Share of Gold Production (000 oz):
Africa	540 - 570
South America	380 - 400
Canada	20 - 30

Total attributable share of gold production (000 oz)	940 - 1,000

Cash cost ($/oz)[1]	$490 - $510
Projected gold price ($/oz)	$1,000
Projected oil price ($/barrel)	$75
Projected foreign exchange rate (C$/US$)	1.10
Niobium production (millions of kg Nb)	4.2 - 4.4
Niobium operating margin ($/kg Nb)[1]	$17 - $19

Attributable Gold and Niobium Production

The 2010 production level reflects the projected commencement of commercial production at Essakane in August 2010, the share ownership increase from 38% to 41% in Sadiola, and higher production at Tarkwa. This production level will be partially offset by the harder ore anticipated at Rosebel, lower grades at Sadiola and Rosebel, a reduced mining schedule at Mouska, and completion of mining at the Doyon Mine in the fourth quarter of 2009.

Niobium production at Niobec is expected to be between 4.2 and 4.4 million kilograms with an operating margin1 in the $17 to $19 per kilogram range. The 2010 production level increase is due to the impact of the mill expansion and paste backfill initiatives. Niobec has commitments for over 80% of 2010 estimated production.

Cash Cost

The Company’s cash cost1 per ounce of gold is expected to increase in 2010 due mainly to production related impacts noted above and increased energy costs. The Company’s cash cost will be positively impacted when Essakane commences production by August 2010.

The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs and currency rates. Changes in these assumptions may have a material impact on cash cost, results of operations and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2010.

[1]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec Mine are non-GAAP measures. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

IAMGOLD CORPORATION - MD&A - 2009

	Change of	Impact on the Annualized 2010 Cash cost by $/oz
Gold price	$50/oz	$3
Oil price	$10/barrel	$6
Canadian dollar per US dollar	$0.10	$2

As part of the Company’s focus on managing costs, the Company actively engages in hedging strategies with respect to its exposure to fuel price volatility, aluminum price volatility and foreign exchange rate volatility.

Capital and Exploration Expenditures

The Company plans to continue significant investment in mine development and exploration in 2010. Capital expenditures of $373 million are projected in 2010 as follows:

($ millions)	2010 Forecast Capital Expenditures
Development Projects	$
Essakane (a)	116
Westwood (b)	102
Quimsacocha (c)	12
Sadiola deep sulphide project	4

234

Mining Operations
Rosebel	49
Niobec	74
Others combined	16

139

Total	373

(a)	Includes construction, capital for operations, exploration and resource development
(b)	Includes construction, exploration and resource development
(c)	Level of capital expenditures dependent on resumption of mining activities. Refer to the Development section of this MD&A for more information.

Included above is $196 million for construction of development projects, $117 million for capitalized operations, $39 million for resource development, and $21 million for feasibility studies and other expenditures.

In addition, the Company plans to incur $38 million of exploration expenses in the Company’s exploration focus areas of West Africa, Quebec, the Guiana Shield, and the Andes and Brazil regions of South America. Refer to the Exploration section of this MD&A for more information.

IAMGOLD CORPORATION - MD&A - 2009

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure controls and procedures:

As at the end of the period covered by this MD&A and accompanying consolidated financial statements, the Company’s management, including the CEO and the CFO, have reviewed and evaluated the effectiveness of its disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company including its consolidated subsidiaries and joint venture was made known to them by others within those entities.

Internal controls over financial reporting:

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Management, including the CEO and the CFO, evaluated the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. In making this assessment, management, including the CEO and the CFO, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. This evaluation included review of the documentation of controls, evaluation of the design and testing the operating effectiveness of controls, and a conclusion on this evaluation. Based on their evaluation, the CEO and the CFO have concluded that, as at December 31, 2009, the Company’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of management’s evaluation.

Limitations of controls and procedures:

The Company’s management, including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION - MD&A - 2009

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies for the purposes of Canadian GAAP are described in note 2 of the Company’s annual consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. The Company considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual production costs may be different than estimated production costs due to many factors, including increasing costs of inputs such as labour, energy and consumables as well as higher royalty expenses related to the price of gold. Level of production may also be affected by other factors such as weather and supply shortages. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

The key operating parameters to determine mineral reserves and resources are summarized below. For more information, refer to the detailed presentation of reserves and resources included in the 2009 annual report and at the Company’s website (www.iamgold.com).

	2009		2008		2007
Weighted average gold price used for:
Gold reserves ($/oz)	833	(a)	658	(c)	600	(d)
Gold resources ($/oz)	977	(b)	703	(c)	600	(d)
Niobium sale price ($/kg Nb)	25.00		26.29		27.42
Foreign exchange rate (C$/US$)	1.15		1.10		1.05

(a)

Mineral reserves have been estimated using a gold price of $850 per ounce except for the Tarkwa and Damang Mines using $800 per ounce (as at June 30, 2009), the Sadiola and Yatela Mines using $880 per ounce, and the Sadiola deep sulphide project using $800 per ounce (October 31, 2009).

(b)

Mineral resources have been estimated using a gold price of $1,000 per ounce, except for the Sadiola and Yatela Mines using $1,025 per ounce, and Quimsacocha using $700 per ounce (July 2008). Resources of the Tarkwa and Damang Mines were estimated as at June 30, 2009.

(c)

Mineral reserves and resources have been estimated using a gold price of $700 per ounce, except for the Tarkwa and Damang Mines using $650 per ounce, the Yatela Mine using $870 per ounce, the Essakane Project using $600 per ounce, and the Camp Caiman Project using $425 per ounce.

(d)	Mineral reserves and resources have been estimated using $600 per ounce, except for the Tarkwa, Damang, Sadiola and Yatela Mines using $550 per ounce, and the Camp Caiman Project using $425 per ounce.

Purchase Price Allocation

Business combinations are accounted for under the purchase method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill. If a transaction does not meet the definition of a business combination as per Canadian GAAP standards, the transaction is recorded as an acquisition of assets. The determination of fair value requires management to make assumptions and estimates about future events. The Company also retains outside specialists to assist in determining the final allocations of the fair values for certain assets. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities assumed could have an impact on the allocation of the fair value to balance sheet items and on future results.

IAMGOLD CORPORATION - MD&A - 2009

Depreciation, Depletion and Amortization

Mining assets and any fair value increment related to the original acquisition of the working interests are amortized over the estimated economic life of the mine, which refers to proven and probable reserves, using the units of production method. If the expected useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life on a straight-line basis. Amounts relating to values beyond proven and probable (“VBPP”) reserves are not amortized until the related resources are converted into reserves. Amortization of producing royalty interests is calculated using the units-of-production method with an estimated economic life of mine corresponding to the property’s reserves and resources. In estimating the units-of-production, the nature of the orebody and the method of mining the orebody are taken into consideration. Changes in the mineral reserves estimate will result in changes to the depreciation and amortization charges over the remaining life of the operation.

Impairment of Long-Lived Assets

The carrying amounts shown on the balance sheet for long-lived assets are regularly tested for impairment of value as described in note 2 of the Company’s annual consolidated financial statements on significant accounting policies.

The Company evaluates long-lived assets to determine whether current events, economic conditions and circumstances indicate the carrying amount may no longer be supportable. The fair values are based, in part, on certain factors that may be partially or totally outside of the Company’s control. The Company’s fair value estimates are based on mineral reserves and resources as mentioned above and on numerous assumptions. If the Company fails to achieve its valuation assumptions or if any of its reporting units experiences a decline in its fair value this may result in an impairment charge. The impairment charge may be significant and could have a material effect on the Company’s financial position and results of operation. For more information on impairment of long-lived assets in 2009 refer to the Impairment analysis on page 18 of this MD&A.

Impairment of Goodwill

The carrying value of goodwill on the balance sheet is not amortized and is tested for impairment at least annually or when there is evidence of potential impairment as described in note 2 of the Company’s annual consolidated financial statements. The fair value of each reporting unit, which includes goodwill, is compared to the total carrying amount (including goodwill) of that reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the identifiable assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the implied fair value of the goodwill of the reporting unit. When the carrying value of goodwill exceeds the implied fair value, the excess is charged to earnings in the period in which the impairment is determined. Due to the fact that each reporting unit has a finite reserve life, goodwill impairment charges are inevitable. The Company cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect the asset amounts reported. However, the Company believes these estimates are reasonable and consistent with current conditions, internal planning and expected future operations. For more information on impairment of goodwill in 2009 refer to the Impairment analysis on page 18 of this MD&A.

Fair Value of Financial Instruments

The Company has financial instruments recorded at fair value on the balance sheet. Cash and cash equivalents are designated as held-for-trading and are recorded at fair value.

Investments in marketable securities designated as available-for-sale are accounted for at their fair value, which is determined based on the last quoted market price. Changes in market value as well as the related tax impact are accounted for in other comprehensive income (“OCI”) until the marketable security is sold or is determined to be other than temporarily impaired. When marketable securities are sold or are determined to be other than temporarily impaired, the related accumulated change in OCI is reversed and the actual gain or loss on disposal or the impairment charge is accounted for in the consolidated statement of earnings. Investments in equity instruments that do not have a quoted market price in an active market are measured at cost.

IAMGOLD CORPORATION - MD&A - 2009

Warrants in other companies are classified as held-for-trading and measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in fair value of warrants are reported as a derivative gain or loss in the consolidated statement of earnings.

Derivative instruments related to currency, heating oil and aluminum and some gold forward contracts are accounted for at their fair value on the balance sheet date and the change in market value from the acquisition or inception is included in the consolidated statement of earnings as a derivative gain or loss. This valuation is based on forward rates considering the market price, rate of interest and volatility. Among other factors, fair value takes into account the credit quality of the financial instrument.

Current market conditions can have an impact on these fair values. These management’s estimates are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s financial instruments.

Asset Retirement Obligations

The Company recognizes, when the legal obligation is incurred, the present value of an estimated liability for the future cost of restoring a mine site upon termination of the operation. These estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and average credit-adjusted risk-free interest rates. The Company also estimates the timing of the outlays, which is subject to change depending on continued mining activities or newly discovered reserves.

Elements of uncertainty in estimating these costs include potential changes in regulatory requirements and in changes in the methods of remediation.

Stock-Based Compensation

The Company may grant options as part of employee remuneration or as part of consideration in the acquisition of assets. The Company utilizes the Black-Scholes model to value these options. The model requires management estimates such as a risk-free interest rate, volatility, dividend, weighted average expected life of options issued, and weighted average grant-date fair value as discussed in note 23 of the Company’s annual consolidated financial statements.

Income and Mining Taxes

At the end of each accounting period, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income and mining tax asset if it is more likely than not that the asset will not be realized. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. In addition, Canadian GAAP requires the calculated liability for future income and mining taxes to be translated to the Company’s reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income and mining tax rates and foreign exchange rates will be consistent with current estimates which increases the volatility of the Company’s net earnings.

Litigation

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements required.

IAMGOLD CORPORATION - MD&A - 2009

CHANGES IN CANADIAN ACCOUNTING POLICIES

(a) Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) replaced Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs, with Section 3064, Goodwill and intangible assets. This section gives the definition and establishes standards for the recognition, measurement and disclosure of goodwill subsequent to its initial recognition, and intangible assets. Standards for goodwill and intangible assets following a business combination remain unchanged. Section 3064 gives guidance about internally generated intangible assets. This section is effective for the Company in 2009. The adoption of this new standard did not have an impact on the Company’s consolidated financial statements in 2009.

(b) Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee (“EIC”) issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities. The EIC reached a consensus that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This accounting treatment should be applied retrospectively without restatement of prior periods. The application of EIC-173 did not have a material impact on the Company’s consolidated financial statements in 2009.

(c) Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining exploration costs replacing EIC-126, Accounting by mining enterprises for exploration costs. EIC-174 provides guidance on the capitalization and the impairment of exploration costs. This standard is effective in 2009. The application of the EIC did not have an impact on the Company’s consolidated financial statements.

(d) Amendment to Section 3862, Financial instruments – Disclosures

In June 2009, the CICA issued amendments to Section 3862, Financial instruments – Disclosures, effective for the Company in its 2009 annual consolidated financial statements. These amendments include additional disclosure requirements about fair value measurements of financial instruments using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. In addition, these amendments enhance liquidity risk disclosure requirements. Disclosure requirements are reflected in note 17 of the Company’s annual consolidated financial statements.

(e) Amendment to Section 3855, Financial instruments – Recognition and measurement

In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances. The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. The amendment applies to reclassifications made on or after July 1, 2009.

Section 3855 was also amended with the new definition of loans and receivables, to change the categories of financial assets into which a debt instrument is required or permitted to be classified, to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. These amendments apply to the Company’s annual consolidated financial statements for 2009.

The application of these amendments did not have an impact on the Company’s consolidated financial statements.

IAMGOLD CORPORATION - MD&A - 2009

FUTURE ACCOUNTING CHANGES

(a) Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and Amendments to Section 3251, Equity

The CICA issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated financial statements; Section 1602, Non-controlling interests; and amendments to Section 3251, Equity. These new standards will be effective for the Company in 2011 and earlier adoption is permitted as of the beginning of a fiscal year. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R – Business Combinations.

Sections 1601 and 1602 together replace Section 1600, Consolidated financial statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 – Consolidated and separate financial statements.

Amendments to Section 3251 apply to entities that have adopted Section 1602 and require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity.

(b) Amendment to Section 3855, Financial instruments – Recognition and measurement

In June 2009, Section 3855, Financial instruments – Recognition and measurement was amended to:

•

Clarify the application of the effective interest method following an impairment loss of an investment in a debt instrument. This clarification applies to investment in debt instruments classified as held-to-maturity and to those classified as available for sale. This amendment will be effective for the Company in 2010.

•

Clarify the situation where the embedded prepayment option is considered closely related and, therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011.

The Company is in the process of evaluating the requirements of these new standards.

(c) International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011. Changing from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations.

The Company launched its conversion project in June 2008. An external advisor was engaged and a team identified, including people at all levels of the organization from various departments including finance, information technology, internal audit, mining operations and investor relations. The Company is following the key events timeline proposed by the AcSB to obtain training and thorough knowledge of IFRS, finalize assessment of accounting policies with reference to IFRS and plan for convergence to be ready for the 2011 changeover.

IAMGOLD CORPORATION - MD&A - 2009

The conversion project consists of four primary phases:

•	Preliminary impact assessment phase was completed in September 2008 and served as the basis for the planning of future phases.

•

Design, planning and solution development phase — The design and planning portion of this phase was completed in December 2008 and involved the development of the detailed plan for convergence and implementation. The solution development portion of this phase is near completion and involves the analyses of policy alternatives allowed under IFRS, the specification of changes required to existing accounting policies, and the development of solutions for information systems and business processes. In addition, the Company continues to monitor IFRS developments and adapt its convergence plan accordingly. Continuing changes to IFRS will result in certain policies and policy choices being revised or not finalized until later in the Company’s convergence timeline.

•

The implementation phase is currently in progress, and includes the completion and formal authorization of recommended changes to accounting policies, the execution of changes to information systems and business processes, delivery of training programs across the Company, and the preparation of the opening balance sheet. In addition, the impact of IFRS on certain agreements, such as hedge contracts, loan arrangements, and shareholder and compensation agreements will be addressed. Implementation phase risk is being managed through the use of planned risk management protocols and the tracking of key performance indicators.

•	Post-implementation phase — This phase will involve a compliance review and project assurance activities, to ensure the adequacy of controls over the IFRS conversion project itself.

The Company has engaged and will continue to engage in dialogue with the Company’s independent auditors in all phases of the conversion project.

The Company is in the process of quantifying the impacts expected on its consolidated financial statements. The following is a discussion of some of the general issues facing the Company related to the accounting standards identified as most likely to have a significant financial statement impact.

IFRS 1 – First-Time Adoption of IFRS:

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of January 1, 2010, the date of the first comparative balance sheet presented under IFRS. However, IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS on the date of transition. The following are the optional exemptions which the Company is considering:

•	Business combination election – This election allows the Company to adopt IFRS 3(R) prospectively from the date of transition.

•

Fair value or revaluation as deemed cost election – The Company may elect on transition to record certain items of property, plant and equipment at fair value. Use of this election can avoid the requirement to reverse any impairment losses recognized prior to transition.

•	Share-based payments election – This election enables the Company to adopt IFRS 2, Share-based payments, from the date of transition to IFRS.

•	Decommissioning liabilities – This election enables the Company to apply a “short-cut” approach for the determination of the corresponding asset balance on the date of transition.

•

Assets and liabilities of subsidiaries, associates and joint ventures currently reporting under IFRS – The Company is considering including the consolidated financial statements of its subsidiaries based on the adopted policies of the Company, requiring retrospective adjustment where policies differ and IFRS 1 elections are not available.

The remaining optional exemptions are not expected to be significant to the Company’s adoption of IFRS.

IAMGOLD CORPORATION - MD&A - 2009

IFRS 3R – Business Combinations:

The key areas of difference between IFRS and Canadian GAAP which can have a significant impact on future business combinations relate to the following:

•	The measurement date of shares issued as consideration;

•	The value recognized for non-controlling interests;

•	Contingent consideration;

•	Transactions costs of the business combination are expensed as incurred;

•	The value of equity shares held prior to obtaining control; and

•	Negative goodwill.

The differences under IFRS are expected to only have a prospective impact due to the election available and noted in the discussion of IFRS 1 above.

IFRS 6, IAS 8 – Exploration and Evaluation:

The Company’s policy under Canadian GAAP requires exploration and evaluation costs to be capitalized when a project is determined to be potentially economically viable. Under IFRS, the Company is considering adopting a policy of capitalization upon probable economic recovery.

IAS 31 – Interests in Joint Ventures:

The IASB has indicated that it expects to issue a new standard to replace IAS 31 in early 2010, which may result in the requirement to account for joint ventures under the equity method of accounting. Under Canadian GAAP, joint ventures are accounted for under the proportionate consolidation method.

IAS 36 – Impairment of Assets:

Canadian GAAP generally uses a two-step approach to impairment testing while IFRS uses a one-step approach for both testing for and measurement of impairment. This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but would not be supported on a discounted cash flow basis.

In addition, IFRS requires the reversal of any previous impairment losses where circumstances leading to the original impairment have changed. Canadian GAAP prohibits reversal of impairment losses.

IAS 21 – Effects of Changes in Foreign Exchange Rates:

The underlying concepts of functional currency and reporting currency are broadly consistent between Canadian GAAP and IFRS. However, IFRS rules differ in the determination of functional currency. Under IFRS, the functional currencies of certain entities may change on transition.

IAS 12 – Income Taxes:

While the overall methodology for recording deferred taxes is consistent between Canadian GAAP and IFRS, there are several other key differences that may have a significant impact on the Company’s financial statements.

The IFRS impact on tax processes and policies is extensive as the impact will not only result from changes to tax accounting standards but may also arise from changes to other standards.

IAMGOLD CORPORATION - MD&A - 2009

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found on page 2.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s 2009 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, are incorporated by reference into this MD&A.

FINANCIAL RISKS

General Economic Conditions

Events and conditions in the global financial markets particularly at the end of 2008 and the beginning of 2009, have had a profound impact on the global economy leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions may adversely affect the Company’s growth and profitability.

Commodity Prices and Currency

All of the factors that determine commodity prices such as gold price, niobium price and diesel price, and currencies are beyond the Company’s control. For more details, also refer to the Market trends section and the Balance sheet – Financial risks section of this MD&A.

Hedging Activities

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company may deliver into such arrangements in the prescribed manner. For more details, also refer to the Balance sheet – Financial risks – Market risk section of this MD&A.

Liquidity and Capital Resources

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt or sell gold bullion. For more details, also refer to the Balance sheet – Financial risks – Liquidity risk section of this MD&A.

Access to Capital Markets, Financing and Interest Rates

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

IAMGOLD CORPORATION - MD&A - 2009

Taxation

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

OPERATIONAL RISKS

Mineral Reserves, Mineral Resources, and Extraction

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. There is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.

Projects

The Company’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flows.

Acquisitions and Integration

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operation, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with those of the Company.

Title to Properties

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.

Insurance

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums and the ability to claim under existing policies may be contested.

IAMGOLD CORPORATION - MD&A - 2009

Key Personnel

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

Geographical Areas

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

Environmental, Health and Safety

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

Political Risk

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims.

Non-controlled Assets

Some of the Company’s assets are controlled and managed by other companies, some of which may have a substantially higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty.

IAMGOLD CORPORATION - MD&A - 2009

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

ADJUSTED NET EARNINGS

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represent net earnings (loss) before impairment charges. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

	2009	2008	2007
(in $ millions)	$	$	$
Adjusted net earnings	212.2	107.5	57.5
Impairment charges	(98.1)	(129.9)	(99.6)
Income taxes related to impairment charges	—	12.5	—

Net earnings (loss)	114.1	(9.9)	(42.1)

Weighted average number of common shares outstanding (in millions)	352.8	295.4	293.3

Basic and diluted adjusted net earnings per share	0.60	0.36	0.20

Basic and diluted net earnings (loss) per share	0.32	(0.03)	(0.14)

CASH COSTS

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the audited consolidated statement of earnings.

IAMGOLD CORPORATION - MD&A - 2009

Year ended December 31, 2009

	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant(a)	Mupane	Sadiola(b)	Yatela	Total	Other(c)	Total(d)
Mining costs, excluding depreciation, depletion and amortization	155.5	77.7	—	40.0	67.0	30.5	370.7	76.1	446.8
Adjust for:
By-product credit (excluded from mining costs)	(0.3)	(2.4)	—	(0.1)	(0.1)	—	(2.9)
Loss (Gain) on non-hedge derivatives (excluded from mining costs)	0.6	(0.5)	—	0.1	0.3	0.1	0.6
Stock movement	14.1	(0.4)	—	(1.1)	—	—	12.6
Accretion expense and other changes in asset retirement obligations	(1.7)	(17.2)	—	(0.3)	(0.7)	(0.5)	(20.4)
Foreign exchange, interest and other	(4.7)	(0.2)	—	(1.1)	(1.5)	0.1	(7.4)
Cost attributed to non-controlling interest	(8.2)	—	—	—	—	—	(8.2)

	(0.2)	(20.7)	—	(2.5)	(2.0)	(0.3)	(25.7)

Cash costs – operating mines	155.3	57.0	—	37.5	65.0	30.2	345.0
Cash costs – working interests(e)							88.1

Total cash costs including working interests	155.3	57.0	—	37.5	65.0	30.2	433.1

Attributable gold production – operating mines (000 oz)	392	109	—	51	135	89	776
Attributable gold production – working interests (000 oz)(e)							163

Total attributable gold production (000 oz)							939

Total cash costs ($/oz)	396	524	—	735	483	339	461

(a)	The Sleeping Giant Mine closed at the end of October 2008.
(b)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(c)	Niobium, Exploration and development and Corporate Segments.
(d)	As per Consolidated statement of earnings.
(e)	Working interests relate to the Tarkwa and Damang Mines.

IAMGOLD CORPORATION - MD&A - 2009

Year ended December 31, 2008

	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant(a)	Mupane	Sadiola	Yatela	Total	Other(b)	Total(c)
Mining costs, excluding depreciation, depletion and amortization	156.3	67.4	21.3	35.8	71.7	35.0	387.5	64.5	452.0
Adjust for:
By-product credit	(0.2)	(2.7)	(0.9)	(0.1)	(0.1)	(0.1)	(4.1)
Stock movement	(0.1)	1.6	(1.4)	1.8	—	—	1.9
Accretion expense	(1.3)	(1.9)	(0.2)	(0.3)	(0.6)	(0.4)	(4.7)
Foreign exchange, interest and other	(1.1)	—	2.0	—	(4.0)	(0.6)	(3.7)
Cost attributed to non-controlling interest	(7.7)	—	—	—	—	—	(7.7)

	(10.4)	(3.0)	(0.5)	1.4	(4.7)	(1.1)	(18.3)

Cash costs – operating mines	145.9	64.4	20.8	37.2	67.0	33.9	369.2
Cash costs – working interests(d)							87.2

Total cash costs including working interests							456.4

Attributable gold production – operating mines (000 oz)	315	118	69	101	172	66	841
Attributable gold production – working interests (000 oz)(d)							156

Total attributable gold production (000 oz)							997

Total cash costs ($/oz)	466	548	303	367	389	514	459

(a)

The Company mined and processed reserves at the Sleeping Giant Mine until the end of its current reserve life which occurred at the end of October 2008, at which time, the property and all the related infrastructure assets were sold.

(b)	Niobium, Exploration and development and Corporate Segments.
(c)	As per Consolidated statement of earnings.
(d)	Working interests relate to the Tarkwa and Damang Mines.

IAMGOLD CORPORATION - MD&A - 2009

Year ended December 31, 2007

	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant	Mupane	Sadiola	Yatela	Total	Other(a)	Total(b)
Mining costs, excluding depreciation, depletion and amortization	124.8	67.4	24.6	49.5	59.3	29.8	355.4	70.7	426.1
Adjust for:
By-product credit	(0.2)	(2.5)	(0.8)	(0.2)	(0.1)	(0.1)	(3.9)
Stock movement	1.8	6.1	0.9	(1.2)	(1.4)	(0.3)	5.9
Accretion expense	(1.2)	(1.7)	(0.9)	(0.5)	(0.3)	(0.2)	(4.8)
Foreign exchange, interest and other	(0.5)	(0.4)	0.1	(0.7)	(1.2)	(3.0)	(5.7)
Cost attributed to non-controlling interest	(6.2)	—	—	—	—	—	(6.2)

	(6.3)	1.5	(0.7)	(2.6)	(3.0)	(3.6)	(14.7)

Cash costs – operating mines	118.5	68.9	23.9	46.9	56.3	26.2	340.7
Cash costs – working interests(c)							67.2

Total cash costs including working interests							407.9

Attributable gold production – operating mines (000 oz)	263	131	67	86	140	120	807
Attributable gold production – working interests (000 oz)(c)							158

Total attributable gold production (000 oz)							965

Total cash costs ($/oz)	452	528	358	548	401	217	423

(a)	Niobium, Exploration and development and Corporate Segments.
(b)	As per Consolidated statement of earnings.
(c)	Working interests relate to the Tarkwa and Damang Mines.

IAMGOLD CORPORATION - MD&A - 2009

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR THE NIOBEC MINE

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec Mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec Mine. The information allows management to assess how well the Niobec Mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. Operating margin per kilogram of niobium is defined as revenues net of mining costs for niobium divided by the sales volume of niobium.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec Mine to revenues, mining costs and attributable non-hedge derivative gain or loss as per consolidated statement of earnings.

	2009	2008	2007
(in $ millions, except where noted)	$	$	$
Revenues from the Niobec Mine as per segmented information (Note 32 of the Company’s annual consolidated financial statements)	159.3	143.1	107.7

Mining costs per Consolidated statement of earnings	446.8	452.0	426.1
Mining costs from gold mines as per cash cost reconciliation	(370.7)	(387.5)	(355.4)
Other mining costs	(2.0)	(0.8)	(6.0)

	74.1	63.7	64.7
Non-hedge derivative gain	(0.6)	—	—

Mining costs from the Niobec Mine	73.5	63.7	64.7

Operating margin	85.8	79.4	43.0

Sales volume (000 kg Nb)	4,347	4,201	4,337

Operating margin ($/kg Nb)	$20	$19	$10

IAMGOLD CORPORATION - MD&A - 2009

MINING OPERATIONS PRODUCTION DATA

Tables below show production data for each mining operation for each quarter of 2009 and 2008.

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Total operating material mined (000t)	15,541	14,133	12,602	11,127	13,242	11,139	9,912	10,099
Strip ratio(a)	3.5	3.5	3.0	3.2	3.8	4.3	3.8	4.1
Ore milled (000t)	2,759	3,003	2,883	2,448	2,178	2,198	2,002	1,931
Head grade (g/t)	1.3	1.3	1.3	1.2	1.4	1.3	1.3	1.3
Recovery (%)	93	92	93	93	90	92	93	93
Gold production – 100% (000 oz)	104	111	109	88	90	86	79	76
Attributable gold production – 95% (000 oz)	99	106	104	83	86	82	75	72
Gold sales – 100% (000 oz)	98	107	104	74	89	87	77	70
Gold revenue ($/oz)(b)	$1,097	$969	$916	$912	$802	$870	$904	$926
Cash cost excluding royalties ($/oz)	$369	$359	$327	$353	$339	$399	$379	$385
Royalties ($/oz)	53	44	40	40	65	96	106	103

Cash cost ($/oz)(c)	$422	$403	$367	$393	$404	$495	$485	$488

Canada – Doyon Division (IAMGOLD interest – 100%)
Total operating material mined (000t)	60	99	119	107	105	106	116	127
Ore milled (000t)	63	104	115	106	113	104	118	121
Head grade (g/t)	10.3	9.5	7.9	8.3	9.5	8.5	8.0	7.7
Recovery (%)	96	96	96	96	95	95	96	97
Gold production (000 oz)	24	30	28	27	33	27	29	29
Gold sales (000 oz)	23	30	25	36	30	29	25	31
Gold revenue ($/oz)(b)	$1,094	$973	$928	$916	$793	$874	$895	$925
Cash cost excluding royalties ($/oz)	$517	$505	$514	$521	$411	$509	$547	$543
Royalties ($/oz)	11	12	9	8	8	10	84	92

Cash cost ($/oz)(c)	$528	$517	$523	$529	$419	$519	$631	$635

Canada – Sleeping Giant Mine (IAMGOLD interest – 100%)(d)
Total operating material mined (000t)	—	—	—	—	—	49	59	48
Ore milled (000t)	—	—	—	—	—	51	58	48
Head grade (g/t)	—	—	—	—	—	13.4	13.4	11.8
Recovery (%)	—	—	—	—	—	97	97	97
Gold production (000 oz)	—	—	—	—	6	21	24	18
Gold sales (000 oz)	—	—	—	—	8	22	25	17
Gold revenue ($/oz)(b)	—	—	—	—	$795	$866	$892	$932
Cash cost excluding royalties ($/oz)	—	—	—	—	$87	$242	$306	$414
Royalties ($/oz)	—	—	—	—	7	11	5	—

Cash cost ($/oz)(c)	—	—	—	—	$94	$253	$311	$414

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.
(d)

The Company mined and processed reserves at Sleeping Giant until the end of its then current reserve life which occurred at the end of October 2008, at which time the property and all related infrastructure assets were sold.

IAMGOLD CORPORATION - MD&A - 2009

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Botswana – Mupane Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	1,956	2,049	1,817	1,639	1,382	633	192	711
Strip ratio(a)	8.8	7.4	9.2	6.3	3.2	1.9	0.5	1.1
Ore milled (000t)	203	198	246	252	309	269	275	224
Head grade (g/t)	1.8	2.2	2.4	2.2	3.7	3.6	3.4	3.4
Recovery (%)	89	85	80	76	83	84	83	84
Gold production (000 oz)	11	11	15	14	30	26	25	20
Gold sales (000 oz)	10	11	20	19	23	28	23	19
Gold revenue ($/oz)(b)	$1,109	$838	$647	$643	$671	$705	$664	$626
Cash cost excluding royalties ($/oz)	$814	$703	$644	$596	$231	$380	$338	$375
Royalties ($/oz)	71	41	53	57	40	45	40	47

Cash cost ($/oz)(c)	$885	$744	$697	$653	$271	$425	$378	$422

Mali – Sadiola Mine (IAMGOLD interest – 38%)(d)
Total operating material mined (000t)	2,587	2,072	1,845	2,246	2,448	1,831	2,250	2,629
Strip ratio(a)	7.6	13.4	3.3	4.6	3.0	4.2	2.7	2.5
Ore milled (000t)	467	421	413	357	427	381	397	359
Head grade (g/t)	2.1	2.6	2.8	3.0	3.9	3.3	4.1	4.4
Recovery (%)	94	86	92	91	85	89	82	75
Attributable gold production (000 oz)	32	32	35	36	49	41	45	37
Attributable gold sales (000 oz)	33	31	37	34	51	39	45	37
Gold revenue ($/oz)(b)	$1,089	$958	$922	$898	$812	$874	$895	$930
Cash cost excluding royalties ($/oz)	$549	$468	$366	$334	$300	$346	$360	$344
Royalties ($/oz)	67	57	58	51	51	50	54	56

Cash cost ($/oz)(c)	$616	$525	$424	$385	$351	$396	$414	$400

Mali – Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	410	535	652	939	941	815	986	637
Capitalized waste mined – pit cutback (000t)	—	—	—	—	38	102	158	386
Strip ratio(a)	2.1	8.5	1.4	2.9	4.9	3.8	8.2	8.6
Ore crushed (000t)	325	220	283	271	304	214	276	294
Head grade (g/t)	3.0	3.2	4.4	2.8	2.0	2.7	2.6	1.5
Attributable gold stacked (000 oz)	32	23	39	25	20	18	21	14
Attributable gold production (000 oz)	28	22	26	13	16	18	15	17
Attributable gold sales (000 oz)	29	22	25	13	17	17	15	17
Gold revenue ($/oz)(b)	$1,091	$958	$924	$909	$819	$867	$898	$921
Cash cost excluding royalties ($/oz)	$256	$194	$280	$471	$460	$516	$530	$348
Royalties ($/oz)	67	57	54	55	52	49	53	55

Cash cost ($/oz)(c)	$323	$251	$334	$526	$512	$565	$583	$403

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.
(d)	On December 29, 2009, the Company purchased an additional 3% interest, increasing the Sadiola joint venture ownership interest to 41%.

IAMGOLD CORPORATION - MD&A - 2009

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ghana – Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	3,900	3,983	4,324	4,487	4,485	4,576	3,885	3,904
Capitalized waste mined (000t)	2,131	1,991	1,650	2,259	2,005	1,272	1,009	1,611
Strip ratio(a)	3.1	3.0	3.3	3.6	3.2	3.4	3.3	3.2
Heap Leach:
Ore crushed (000t)	520	428	479	537	758	785	769	816
Head grade (g/t)	0.7	0.7	0.9	1.0	1.0	1.0	1.0	1.0
Attributable gold stacked (000 oz)	15	12	13	17	25	26	25	27
Attributable gold production (000 oz)	9	8	11	14	15	17	18	18
Mill:
Ore milled (000t)	511	541	497	449	260	256	264	274
Head grade (g/t)	1.4	1.4	1.3	1.3	1.4	1.7	1.6	1.6
Attributable gold production (000 oz)	23	25	20	15	11	13	14	13
Total attributable gold production (000 oz)	32	33	31	29	26	30	32	31
Total attributable gold sales (000 oz)	32	33	31	29	26	30	32	31
Gold revenue ($/oz)(b)	$1,105	$964	$920	$904	$805	$870	$896	$915
Cash cost excluding royalties ($/oz)	$475	$479	$484	$500	$560	$549	$451	$435
Royalties ($/oz)	30	32	28	27	24	26	27	27

Cash cost ($/oz)(c)	$505	$511	$512	$527	$584	$575	$478	$462

Ghana – Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	630	475	716	909	878	1,175	1,348	1,583
Capitalized waste mined – pit cutback (000t)	—	—	—	—	—	—	—	145
Strip ratio(a)	2.4	2.0	2.4	3.6	3.2	4.5	4.8	6.7
Ore milled (000t)	213	232	246	252	230	214	200	233
Head grade (g/t)	1.3	1.4	1.3	1.3	1.4	1.3	1.6	1.4
Recovery (%)	93	95	93	93	93	93	94	94
Attributable gold production (000 oz)	8	10	10	10	9	8	10	10
Attributable gold sales (000 oz)	8	10	10	10	9	8	10	10
Gold revenue ($/oz)(b)	$1,087	$962	$921	$906	$807	$868	$897	$921
Cash cost excluding royalties ($/oz)	$616	$546	$581	$620	$611	$864	$598	$557
Royalties ($/oz)	36	26	28	27	24	26	27	28

Cash cost ($/oz)(c)	$652	$572	$609	$647	$635	$890	$625	$585

(a)	Strip ratio is calculated as waste divided by full-grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - MD&A - 2009

		2009			2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Canada – Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	474	437	438	424	419	460	475	447
Ore milled (000t)	448	441	453	413	442	452	465	429
Grade (% Nb205)	0.64	0.61	0.57	0.63	0.59	0.62	0.60	0.67
Niobium production (000 kg Nb)	1,236	982	903	985	1,056	1,154	1,035	1,151
Niobium sales (000 kg Nb)	1,451	1,082	951	863	974	964	1,217	1,046
Operating margin ($/kg Nb)(a)	$20	$18	$19	$22	$24	$22	$15	$16

(a)	Operating margin per kilogram of niobium at the Niobec Mine is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - MD&A - 2009